MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

As of March 23, 2022

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2021 and 2020 (the “2021 Financial Statements”) and the related notes thereto. The 2021 Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of March 23, 2022. The information and discussion provided in this MD&A covers the year ended December 31, 2021, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are Canadian dollars.

Fortuna Silver Mines Inc. has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna Silver Mines Inc., without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the SEC as set out in the cautionary note 60 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2020 dated March 29, 2021 and its Management Information Circular dated May 26, 2021, which are filed on SEDAR and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: production cash cost per tonne; cash cost per payable ounce; all-in sustaining cash cost per payable ounce sold; all-in cash cost per payable ounce sold; free cash flow and free cash flow from ongoing operations; net cash provided by operating activities, adjusted net income; adjusted EBITDA and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not  have a standard meaning under IFRS, and and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section 34 of this MD&A.

Throughout this MD&A, the operational and financial results of the assets acquired in the acquisition of Roxgold Inc. are included from July 2, 2021 onward.

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Fortuna | 3

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in Argentina, Burkina Faso, Mexico, Peru, and Côte d’Ivoire. The Company produces silver, gold and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Yaramoko gold mine (“Yaramoko” or the “Yaramoko Mine”) located in south western Burkina Faso, the underground San Jose silver and gold mine (“San Jose” or the “San Jose Mine”) located in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and is developing and constructing the open pit Séguéla gold mine (“Séguéla” or the "Séguéla Project") located in south western Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM and on the Toronto Stock Exchange under the trading symbol FVI.

CORPORATE DEVELOPMENTS

Roxgold Acquisition

On July 2, 2021, Fortuna completed its acquisition (the "Roxgold Acquisition") of all of the issued and outstanding common shares ("Roxgold Shares") of Roxgold Inc. (“Roxgold”). Under the terms of the Roxgold Acquisition, holders of Roxgold Shares received 0.283 of a common share of Fortuna and C$0.001 in cash for each Roxgold Share held. Upon completion of the Roxgold Acquisition, Fortuna issued an aggregate of 106,106,225 common shares of Fortuna and CAD$374,934 in cash and  Roxgold became a wholly-owned subsidiary of Fortuna. As a result of the Roxgold Acquisition, the Company acquired the producing Yaramoko Mine in Burkina Faso, the Séguéla Project in Côte d’Ivoire, and the Boussoura exploration property in Burkina Faso. All production, operating and financial results in respect of the Yaramoko Mine included in this MD&A reflect only those results from July 2, 2021 to December 31, 2021, unless indicated otherwise. For additional details regarding the Roxgold Acquisition, see Note 6 to the 2021 Financial Statements.

As part of the Roxgold Transaction, Kate Harcourt was appointed a director of the Company and a member of the Sustainability Committee on July 2, 2021, and various changes in the executive officers were made during the second half of 2021 to reflect the expansion of the Company’s operations in West Africa.

Séguéla Construction Decision

On September 29, 2021, Fortuna announced the decision to proceed with the construction of the open pit gold mine at the Séguéla project in Côte d’Ivoire. The updated total initial capital investment for the mine is estimated to be $173.5 million, the anticipated construction schedule is approximately 20 months, with ramp-up to name plate capacity expected in the third quarter of 2023.

SGM Royalty

On October 7, 2021, the Company and the Mexican Geological Service (the “SGM”) entered into a settlement agreement, pursuant to which the Company paid to the SGM the amount of $9.6 million, plus value added tax (which is included in Other Expenses) to end any prior dispute, and agreed to pay to the SGM a three percent royalty on the billing value of minerals obtained from the concession from May 1, 2021 on an ongoing basis. The terms of the royalty are set out in a

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

royalty agreement between the parties dated March 18, 2022. The remaining terms of the settlement are confidential and the Company has not admitted any liability.

Amended Credit Facility

On November 4, 2021, the Company entered into a fourth amended and restated credit agreement (the “Amended Credit Facility”) effective November 5, 2021, with a syndicate of banks led by BNP Paribas, and including The Bank of Nova Scotia, Bank of Montreal and Société Générale, which converted the Company’s existing non-revolving and revolving facility into a revolving term credit facility and increased the amount of the facility from $120.0 million to $200.0 million, subject to certain terms and conditions. See “Capital Resources” for further information. The Amended Credit Facility has a term of four years and steps down to $150.0 million after three years. Interest accrues on LIBOR loans under the Amended Credit Facility at LIBOR plus the applicable margin of between two and three percent, which varies according to the consolidated leverage levels of the Company. The Company repaid the outstanding Roxgold credit facility on November 5, 2021.

On December 20, 2021 the Company resolved an outstanding permit issue at the San Jose mine and received approval for the extension of its Environmental Impact Authorization (“EIA”). The extension of the EIA provided the Company with access to the full $200.0 million of the Amended Credit Facility.

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2021

Financial

●	Sales were $599.9 million, an increase of 115% from the $279.0 million reported in the year ended December 31, 2020 (“2020”).
●	Mine operating income was $205.5 million, an increase of 86% from the $110.2 million reported in 2020.
●	Operating income was $136.9 million, an increase of 139% from the $57.2 million reported in 2020.
●	Net income was $59.4 million or $0.24 per share, a 100% increase from the $21.6 million or $0.12 per share reported in 2020.
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $100.6 million compared to $31.8 million in 2020, representing a 216% year-over-year increase.[1]
●	Adjusted EBITDA[1] (refer to Non-IFRS Financial Measures) was $280.7 million compared to $112.6 million reported in 2020, representing a 149% year-over-year increase.[1]
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $97.0 million compared to $78.9 million reported in 2020, representing a 23% year-over-year increase. [1]
●	Net cash provided by operating activities was $147.1 million, an increase of 57% from the $93.4 million reported in 2020.

Operating

●	Gold production of 207,192 ounces, an increase of 274% from 2020
●	Silver production of 7,498,701 ounces, an increase of 5% from 2020
●	Lead production of 32,989,973 pounds, an increase of 11% from 2020
●	Zinc production of 47,549,301 pounds, an increase of 4% from 2020

1 Refer to "Non-IFRS Measures" section.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

COVID-19

In March 2020, the World Health Organization declared COVID-19 as a pandemic. In response to the pandemic, Governments implemented measures to curb the spread of COVID-19. Government mandated measures in Argentina, Mexico, and Peru included among others, the closure of international borders, the temporary suspension of all non-essential business, including mining and the declaration of mandatory quarantine periods. These measures resulted in the temporary suspension of operations at our operations in Argentina, Mexico and Peru, which impacted our production and costs in 2020.

During 2021, there were no Government mandated suspensions of operations at any of our operations in Latin America.  However, operations in Latin America were affected by waves of COVID-19 during the year, which resulted in reduced workforces and quarantine periods for those affected. The pandemic continued to cause difficulties and hardship in the communities where we operate. The Company has, however, been able to continue operations in West Africa largely unaffected since the outbreak of COVID-19.

Health protocols are in place at each mine site for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

The Company’s operations and financial performance are dependent on it being able to operate at each of its mines and projects.  Given the fast-changing situation with respect to the COVID-19 pandemic, including further waves of the virus and the emergence of variant forms of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company’s operations and its business. Outbreaks of COVID-19 in areas where the Company operates or restrictive directives of government and public health authorities could cause delays or disruptions in the Company’s supply chain, restrict access to its mine sites, restrict its ability to transport and ship gold doré and/or metal concentrates, restrict access to processing and refinery facilities, or impediments to market logistics. Suspensions of operations or curtailment of commissioning activities at the Company’s mines remains a significant risk to its business and operations.

Health & Safety

In the fourth quarter of 2021, the Company recorded no fatal accidents, no lost-time injuries (“LTI”) and six medical treatment injuries (“MTI”), in over 2.7 million hours worked at its four mining operations and corporate offices. For the 12-months of 2021, the LTI frequency rate (“LTIFR”) was 1.57 lost time injuries per million hours worked, which is lower than the performance targeted for 2021 at 1.50. The total recordable injury frequency rate (“TRIFR”), which includes the LTIs and MTIs in 2021 was 3.36 total recordable injuries per million hours worked which is an important improvement from 2020 (TRIFR at 5.99). The Company is working to improve its prevention programs to reduce the injuries in all mine sites. The Company is in the process of implementing a Critical Controls Management Program based on the ICMM Health and Safety Critical Control Management good practice guidance, which involves training for safety leaders, identifying critical controls for incident’s scenarios, creating verification tools, and preparing implementation plans on site. The Company began a bowtie analysis and developed inspections tools of the critical controls identified. The next step will be to identify additional critical controls. The Company also implemented the Risk Factor program by “Dupont” in its Latin American operations, targeting employees and contractors, with an emphasis on persuasive leadership and preventive field activities by supervisors and operators.

The ongoing COVID-19 pandemic has continued to present additional health and safety challenges. The Company took early precautionary measures at all of its operations to manage issues related to the COVID-19 pandemic with the primary goal of protecting the health, safety, and economic wellbeing of the Company’s workforce and local communities. The Company continues with routine COVID-19 testing at all of its mine sites with the objective of identifying carriers early so

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

they can self-isolate before inadvertently spreading the virus to others. The Company carried out awareness campaigns to promote vaccination among the Company’s employees and facilitated access to vaccines in partnership with the national health authorities. In Latin America, 97% of the total workforce has received at least one dose of a COVID-19 vaccine. 100% of the workers in Caylloma, 85% of San Jose and 88% of Lindero were fully vaccinated. In Yaramoko, at least 90% of the workers are fully vaccinated.

Environment

No environmental incidents with a significant impact or fines were recorded during the last quarter of 2021, as for the whole of 2021. However, a total of 13 minor environmental incidents have been reported internally during the three months ended December 31, 2021, for which remediative measures have been implemented as needed. Site controls by local authorities and participatory monitoring were conducted in accordance with health protocols. The energy use per tonne of processed ore intensity for the quarter was 0.19 GJ/t and the GHG Greenhouse gas (“GHG”) emissions intensity per thousands of tonne of processed ore 16.29 tCO2eq/kt, using Fortuna Carbon Footprint methodology. The volume of freshwater consumed per tonne of processed ore intensity was 0.23 m3/t for the reporting period.

On December 20, 2021, the Company announced that the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) had granted a 12 year extension to the Environmental Impact Authorization (the “EIA”) for the San Jose Mine. Subsequently on January 28, 2022, the Company announced that it had received a notice from SEMARNAT which advised that SEMARNAT had made a typographical error in the extension to the term of the EIA for the San Jose Mine and that the correct term is two years. CMC has initiated legal proceedings to challenge and revoke said typographical error and to reconfirm the 12 year extension granted by SEMARNAT in December 2021. There can be no assurance that the Company will be successful in its legal proceedings to challenge and revoke the notice from SEAMRANT and be able to reconfirm the 12 year extension of the EIA.

During the third quarter ended September 30, 2021, the San Jose mine began to generate clean energy through the installation of 72 solar panels with a system capacity of 30 kWh, to supply electricity to the administrative facilities for use in office equipment, lighting, and systems. This initiative contributed to the reduction of 121 tonnes of CO2e during the fourth quarter.

At the Yaramoko mine, the annual reforestation program, part of the biodiversity management plan, included the planting of over twelve thousand trees locally, leading to a total of more than 146 thousand trees planted since 2014 in the villages near the mine site.

Community Engagement

The Company seeks to maintain good constructive relations with the communities where it operates, based on dialogue, transparency, and respect, and to be a catalyst for social development.  At each of the Company’s operations, it maintains open and ongoing channels of communication with the people in the communities within its direct and indirect areas of influence. The Company has established mechanisms at each operation for addressing complaints or grievances with local and other stakeholders. The Company also takes part in consultations and participatory meetings to identify and prioritize community development needs.

Since the COVID-19 pandemic, the Company has adapted its community engagement and investment programs at all of its operations. It has developed strategies to share health and safety protocols adopted by its sites with local authorities and communities. The Company has modified some of its social investment programs to take into account the “new normal” way of working with COVID-19 restrictions in place, and has collaborated to identify new ways to support both the health and economic wellbeing of the local communities.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

In Peru, the Company signed an inter-institutional cooperation agreement with the Arequipa-Caylloma Health Network to support the comprehensive vaccination plan in the district of Caylloma, committing to provide the logistics and human resources necessary to immunize the entire population over 18. In order to reach this goal, the vaccination process was complemented with three communication campaigns. On October 16, 2021, the Company signed a community support agreement with the Municipality of Caylloma, which includes a voluntary financial contribution by the Company of 2.2 million Peruvian soles per year over the four-year term of agreement, with the first payment being made in the fourth quarter of 2021. The funds will be administered by a joint committee, comprised of a representative from the community of Caylloma, a representative of the Municipality of Caylloma and a representative of the Company. The funds are to be invested in education, infrastructure and health projects within the Caylloma district. The Agreement also promotes: employment from the local workforce, increased procurement from local goods and services, and the creation of a joint participatory environmental surveillance committee.

The San Jose mine contributed funding toward medical services (doctors and paramedics), maintenance of ambulances, donated food, cleaning, and medical supplies to local health centers, and has provided access to COVID-19 testing.

In Argentina, the Company has signed a support agreement with the municipality of Tolar Grande to expand and remodel its health center, and to provide the center with oxygen, masks, medical equipment, disinfectant, food, COVID-19 tests, and an ultrasound scanner. During the third quarter of 2021, the Company purchased medicine for Tolar Grande people hospitalized in the city of Salta, and sanitizers were provided to the communities of San Antonio de los Cobres and Salar de Pocitos.

As part of the West Africa community investment program at the Yaramoko mine, the COVID-19 PCR testing equipment previously donated to Boromo Medical Centre has been accredited and commissioned. This will improve the capacity of local health services to confirm COVID-19 cases and will also allow the diagnosis of other diseases that would otherwise have required patients to travel to urban centers.

Climate Change

In alignment with the Task Force on Climate-related Financial Disclosures (“TCFD”) approach and following a materiality assessment of climate-related risks and opportunities related to its operations, the Company finalized a climate strategy focusing on analyzing the risks and opportunities of climate change on the Company’s business activities, integrating climate change factors into the Company’s long-term strategic planning and developing short-term tactical climate change action plans.

The implementation of comprehensive and credible climate change targets and actions is an ongoing journey. The Company developed a multi-year climate change roadmap, which focuses on addressing gaps between existing practices and climate change best practices. Climate change specific actions have been planned for 2022.

Environmental, Social & Governance Reporting

The Company has conducted a detailed assessment of climate-related risks and opportunities related to its operations and is finalizing a climate strategy plan to focus on the areas that represent the greatest value to our stakeholders and business. The Company plans to develop action plans to mitigate risks and capture opportunities, enhance the integration of climate-related topics into risk management processes, set climate-related targets, and increase transparency through disclosure aligned with the Task Force on Climate-related Financial Disclosures.

The Company released its 2020 Sustainability Report on April 12, 2021 which is available on its website. The report discloses the Company’s sustainability performance, and includes an assessment of its climate change risks, using the guidelines provided by the Global Reporting Initiative Standards: Core option and the Sustainability Accounting Standards

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Board Metals and Mining Standard. In addition, for the first time, the report includes disclosure to align its climate change performance with the Task Force on Climate-related Financial Disclosures.

Also, the Company reported through the Carbon Disclosure Project’s Climate Change and Water Security questionnaires. The objective is to identify and tackle growing risks, and finding new opportunities for action.

After the completion of the business combination with Roxgold, the Company began consolidating sustainability measures and is developing  a work plan to redefine the Company’s sustainability commitments and targets.

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three and twelve months ended December 31, 2021 are presented below:

	Three months ended December 31,			Years ended December 31,
Consolidated Metrics	2021	2020	% Change	2021	2020	% Change
Selected highlights
Silver
Metal produced (oz)	1,980,243	1,912,737	4%	7,498,701	7,133,717	5%
Metal sold (oz)	1,976,380	1,985,783	(0)%	7,518,857	7,194,362	5%
Realized price ($/oz)	23.39	24.43	(4)%	25.16	21.18	19%
Gold
Metal produced (oz)	76,162	25,357	200%	207,192	55,349	274%
Metal sold (oz)	76,746	23,297	229%	202,293	53,375	279%
Realized price ($/oz)	1,801	1,864	(3)%	1,789	1,805	(1)%
Lead
Metal produced (000's lbs)	8,419	8,426	(0)%	32,990	29,628	11%
Metal sold (000's lbs)	7,945	8,386	(5)%	33,299	29,582	13%
Zinc
Metal produced (000's lbs)	11,380	12,434	(8)%	47,549	45,545	4%
Metal sold (000's lbs)	11,053	12,154	(9)%	47,828	45,154	6%

Adjusted net income[1]	29.1	23.0	27%	100.6	31.8	216%
Adjusted EBITDA[1]	89.6	44.8	100%	280.7	112.6	149%
Net cash provided by operating activities	57.1	31.3	82%	147.1	93.4	57%
Free cash flow from ongoing operations[1]	30.9	34.5	(10)%	97.0	78.9	23%
Capital Expenditures[2]
Sustaining	31.6	7.4	328%	77.2	18.1	326%
Non-sustaining[3]	2.6	0.6	354%	9.5	1.1	734%
Lindero construction	—	20.4	(100)%	12.8	68.9	(81)%
Séguéla construction	19.8	—	100%	34.2	—	100%
Brownfields	8.2	1.8	351%	18.9	4.9	284%
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Selected Financial Information

	Three months ended December 31,			Years ended December 31,
(Expressed in $ millions except per share information)	2021	2020	% Change	2021	2020	2019
Selected Financial Information
Sales	198.9	103.5	92%	599.9	279.0	257.2
Mine operating income	58.3	46.9	24%	205.5	110.2	84.6
Operating income	38.9	28.2	38%	136.9	57.2	34.2
Net income	16.6	18.6	(11)%	59.4	21.6	23.8
Earnings per share - basic	0.05	0.10	(48)%	0.24	0.12	0.15

As at				December 31, 2021	December 31, 2020	December 31, 2019
Cash and cash equivalents				107.1	131.9	83.4
Total assets				2,021.9	1,055.3	936.1
Debt				157.5	158.6	146.5
Shareholder's equity attributable to Fortuna shareholders				1,375.1	725.8	635.4
Figures may not add due to rounding

Mine operating income for the three months ended December 31, 2021 was $58.3 million, an increase of $11.4 million over the same period in 2020. The increase was primarily due to:

◾	Higher sales at Lindero from a full quarter of operations. The Lindero mine was under construction in the fourth quarter of 2020 and poured first gold in October 2020.
◾	Contributions from the Yaramoko mine which was acquired in the Roxgold transaction.
◾	Partially offset by lower mine operating income at San Jose related to lower sales and the recognition of a $2.1 million accrual related to a new agreement with the local communities a Caylloma.

Mine operating income for the year ended December 31, 2021 was $205.5 million, an increase of $95.3 million compared to the same period in 2020. The increase was primarily due to:

◾	The contribution of a full year of operations from the Lindero mine which was under construction during 2020.
◾	Contributions from a half year of production at the Yaramoko mine.
◾	Higher operating income at Caylloma as a result of higher volumes of metal sold and higher realized metal prices.
◾	Higher sales at San Jose from higher volumes of metal sold and higher silver prices.

Net income for the three months ended December 31, 2021 was $16.6 million, a decrease of $2.0 million over the same period in 2020. The decrease was primarily due to:

◾	$1.4 million in realized and $3.0 million in unrealized losses on financial derivatives.
◾	An increase in costs of $2.8 million related to higher interest expenses and costs associated with the extinguishment of the previous Fortuna and Roxgold credit facilities.
◾	An increase in income taxes of $4.5 million primarily related to withholding taxes paid on an intercompany dividend in Q4 2021.
◾	Partially offset by a full quarter of operations at Lindero and contributions from the Yaramoko mine.

Net income for the year ended December 31, 2021 was $59.4 million, an increase of $37.8 million compared to the same period in 2020. The increase was primarily due to:

◾	A full year of operations at the Lindero mine which was under construction in 2020.
◾	Contributions from the Yaramoko mine wich was acquired in the Roxgold transaction.
◾	Higher net income at Caylloma due to higher volumes of metal sold and higher realized prices.
◾	Partially offset by $14.1 million in transaction costs related to the acquisition of Roxgold and $9.6 million in costs related to settling the SGM royalty at San Jose.

Fortuna | 10

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Net income for the year ended December 31, 2020 was $21.6 million, a $2.2 million decrease from the $23.8 million reported in 2019. The decrease was due primarily to lower investment gains and lower deferred tax recoveries of $7.8 million and $11.0 million, respectively.

A discussion on sales and operating income is presented below.

FINANCIAL RESULTS

Sales

	Three months ended December 31,			Years ended December 31,
	2021	2020	% Change	2021	2020	% Change
Provisional sales $
Lindero	65.9	20.3	225%	177.5	20.30	774%
Yaramoko[4]	52.2	-	100%	101.2	-	100%
San Jose	54.9	58.0	(5)%	219.9	188.3	17%
Caylloma	24.5	22.2	10%	104.3	67.0	56%
Adjustments[1]	1.4	3.0	(53)%	(3.0)	3.4	(188)%
Total Sales $	198.9	103.5	92%	599.9	279.0	115%
Silver
Metal produced (oz)	1,980,243	1,912,737	4%	7,498,701	7,133,717	5%
Provisional sales (oz)	1,976,380	1,985,783	(0)%	7,518,857	7,194,362	5%
Provisional sales $	43.1	45.0	(4)%	176.4	140.9	25%
Realized price ($/oz)[2]	23.39	24.43	(4)%	25.16	21.18	19%
Net realized price ($/oz)[3]	23.29	22.65	3%	22.24	19.58	14%
Gold
Metal produced (oz)	76,162	25,357	200%	207,192	55,349	274%
Provisional sales (oz)	76,746	23,297	229%	202,293	53,375	279%
Provisional sales $	136.9	41.7	228%	355.6	91.1	290%
Realized price ($/oz)[2]	1,801	1,864	(3)%	1,789	1,805	(1)%
Earnings per share - basic	1,776	1,791	(1)%	1,758	1,707	3%
Lead
Metal produced (000's lbs)	8,419	8,426	(0)%	32,990	29,628	11%
Provisional sales (000's lbs)	7,945	8,386	(5)%	33,299	29,582	13%
Provisional sales $	6.8	6.0	13%	27.8	19.7	41%
Realized price ($/lb)[2]	1.06	0.86	23%	1.00	0.83	20%
Net realized price ($/lb)[3]	0.85	0.72	18%	0.83	0.67	24%
Zinc
Metal produced (000's lbs)	11,380	12,434	(8)%	47,549	45,545	4%
Provisional sales (000's lbs)	11,053	12,154	(9)%	47,828	45,154	6%
Provisional sales $	10.7	7.7	39%	43.1	24.0	80%
Realized price ($/lb)[2]	1.51	1.18	28%	1.36	1.03	32%
Net realized price ($/lb)[3]	0.97	0.64	52%	0.90	0.53	70%
[1] Adjustments consists of mark to market, final price and assay adjustments
[2] Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
[3] Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

[4] The Yaramoko Mine was acquired as part of the Transaction with Roxgold. As such comparative figures for previous quarters and years are not presented. Operating and financial results for the year ended December 31, 2021 are for the period from July 2, 2021 to December 31, 2021.

Consolidated Sales for the three months ended December 31, 2021 were $198.9 million, a 92% increase from the $103.5 million reported in the same period in 2020. Sales by reportable segment in the three months ended December 2021 were as follows:

◾	Lindero recognized adjusted sales of $65.6 million from the sale of 36,389 ounces of gold sold. The Lindero Mine was under construction in in 2020, with first gold poured in October 2020. See "Results of Operations – Lindero Mine, Argentina" for additional information.

Fortuna | 11

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

◾	Yaramoko recognized adjusted sales of $52.2 million from the sale of 29,077 ounces of gold sold. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
◾	San Jose recognized adjusted sales of $56.7 million, a 6% decrease from the $60.5 million reported in the same period in 2020. Lower sales were driven by a 6% decrease in the volume of gold ounces sold and lower realized metal prices. See "Results of Operations – San Jose Mine, Mexico" for additional information.
◾	Caylloma recognized adjusted sales of $24.4 million, a 7% increase from the $22.7 million reported in the same period in 2020. The increased sales were driven by higher lead and zinc prices offsetting lower volumes of metal sold. See "Results of Operations – Caylloma Mine, Peru" for additional information.

Consolidated sales for the twelve months ended December 31, 2021 increased 115% to $599.9 million compared to $279.0 million for the same period in 2020. Sales by reportable segment in the twelve months ended December 2021 were as follows:

◾	Lindero recognized $179.0 million of gold doré sales from the sale of 100,177 ounces of gold as operating output improved as the mind continued it’s ramp up through 2021.
◾	As a result of acquiring the Yaramoko Mine on July 2, 2021, Yaramoko recognized $101.3 million of gold doré sales from the sale of 56,571 ounces of gold sold sold during the period from the completion of the Roxgold Acquisition, from July 2, 2021 to December 31, 2021.
◾	Sales at San Jose increased 13% to $216.1 million as silver and gold prices increased 18% and 1%, respectively, along with a 3% increase in the volume of silver and gold ounces sold.
◾	Sales at Caylloma increased 53% to $103.5 million due primarily to an increase in the volume of metals sold and increases in the prices of lead and zinc of 20% and 32%, respectively.

Subsequent to the completion of the acquisition of Roxgold on July 2, 2021, the Company provided updated full-year consolidated silver and gold guidance of 6.8 to 7.6 million ounces and 194 to 223 thousand ounces respectively (see Fortuna news release dated July 19, 2021 “Fortuna reports production of 55,953 gold equivalent ounces for the second quarter and issued updated guidance for 2021). The Yaramoko Mine production, costs and capital expenditures during the first and second quarters of 2021 were under Roxgold prior to the closing of the Transaction on July 2, 2021.

Operating Income (Loss) and Adjusted EBITDA

	Three months ended December 31, 2021				Years ended December 31,
	2021%[1]		2020%[1]		2021%[1]		2020%[1]
Operating income (loss)
Lindero	16.1	25%	6.2	30%	45.2	25%	(2.8)	(14)%
Yaramoko	6.9	13%	-	0%	17.0	17%	-	0%
San Jose	20.1	35%	24.4	40%	67.5	31%	74.9	39%
Caylloma	5.1	21%	5.9	26%	32.1	31%	8.2	12%
Corporate	(9.3)		(8.3)		(24.9)		(23.1)
Total	38.9	20%	28.2	27%	136.9	23%	57.2	21%

Adjusted EBITDA[2]
Lindero	36.1	55%	11.3	56%	93.6	52%	11.1	54%
Yaramoko	24.9	48%	-	0%	50.7	50%	-	0%
San Jose	28.6	50%	33.3	55%	114.0	53%	105.7	55%
Caylloma	8.9	36%	8.4	37%	45.5	44%	19.2	28%
Corporate	(8.9)		(8.2)		(23.1)		(23.4)
Total	89.6	45%	44.8	43%	280.7	47%	112.6	40%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
Figures may not add due to rounding

Fortuna | 12

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Operating income for the three months ended December 31, 2021 was $38.9 million, an increase of $10.7 million over the same period in 2020. The increase was primarily the result of:

◾	Higher sales at Lindero from a full quarter of operations. The Lindero mine was under construction in the fourth quarter of 2020 and poured first gold in October 2020.
◾	Contributions from the Yaramoko mine which was acquired in the Roxgold transaction.
◾	Operating income at Caylloma in the fourth quarter of 2021 remained consistent with the previous year due to the recognition of an accrual of $2.1 million related to a new agreement signed with the local communities and higher mining costs which offset higher metal prices for the quarter.
◾	Lower operating income at San Jose related to lower sales.

Operating income for the year ended December 31, 2021 was $136.9 million, an increase of $79.7 million over 2020. The increase was primarily the result of:

◾	The contribution of a full year of operations from the Lindero mine which was under construction during 2020.
◾	Higher operating income at Caylloma as a result of higher volumes of metal sold and higher realized metal prices.
◾	Contributions from a half year of production at the Yaramoko mine.
◾	Lower operating income at San Jose primarily related to the settlement of the SGM royalty for $9.6 million.

Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $89.6 million for the three months ended December 31, 2021, an increase of $44.8 million over the same period in 2020. As explained above this was primarily due a full quarter of operations at Lindero and contributions from the Yaramoko mine acquired in the Roxgold transaction.

Adjusted EBITDA (refer to Non-IFRS Financial Measures) for the year ended December 31, 2021 was $280.7 million, an increase of $168.1 million over the same period in 2020. As explained above this was primarily due to a full year of operations at Lindero, contributions from the Yaramoko mine acquired in the Roxgold transaction and high income at Caylloma from high voulmes of metal sold and realized prices.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended December 31, 2021 was $17.0 million and $59.8 million for the year ended December 31, 2021. Refer to the discussion above.

General and Administrative (“G&A”) Expenses

	Three months ended December 31,			Years ended December 31,
	2021	2020	% Change	2021	2020	% Change
Mine G&A	6.4	3.4	88%	19.1	10.1	89%
Corporate G&A	6.6	3.7	78%	20.3	10.8	88%
Share-based payments	3.0	4.6	(35)%	4.2	12.4	(66)%
Workers' participation	0.4	0.5	(20)%	1.8	1.8	0%
Total	16.4	12.2	34%	45.4	35.1	29%

General and administrative expenses for the three months ended December 31, 2021 increased 34% to $16.4 million compared to $12.2 million reported in the same period in 2020, which was due primarily to an increase in Corporate G&A of $2.9 million and an increase of $3.0 million in Mine G&A partially offset by a decrease of $1.9 million from lower share-based payments. The increase in Mine G&A was the result of Lindero’s costs which was undergoing construction in 2020, higher San Jose costs related to the extension of the EIA, and the inclusion of Yaramoko costs from the acquisition of Roxgold. The increase in Corporate G&A in the fourth quarter of 2021 was due to the acquisition of Roxgold and associated personnel, and increased travel costs.

Fortuna | 13

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

General and administrative expenses for the year ended December 31, 2021 increased 29% to $45.4 million compared to $35.1 million reported in 2020. The increase was due primarily to an increase of $9.0 million in Mine G&A related to Lindero’s first full year of operations, higher San Jose mine G&A related to the resolution of the litigation related to the Progresso disputed royalty, costs related to the extension of the EIA, and the inclusion of Yaramoko G&A in the second half of the year. The $9.5 million increase in Corporate G&A is related to the acquisition of Roxgold and associated personnel, and increased travel costs. Share-based payments decreased by $8.2 million.

Foreign Exchange Loss

Foreign exchange loss for the three months ended December 31, 2021 decreased $3.6 million to $1.1 million compared to $4.7 million reported in the same period in 2020. The decrease was primarily due to the collection of outstanding value added tax receivables over 2021 at Lindero which decreased the Company’s exposure to the devaluation of the Argentine Peso.

Foreign exchange loss for the twelve months ended December 31, 2021 decreased $6.1 million to $6.1 million compared to $12.2 million reported in the same period in 2020.  The main driver was the reduction in the valued added tax receivables at Lindero to $13.3 million as of December 31, 2021 compared $37.2 million at the end of 2020 which decreased the Company’s exposure to the devaluation of the Argentine Peso.

Income Tax Expense

Income tax expense for the three months ended December 31, 2021 was $13.5 million or $4.4 million higher than the $9.1 million reported in the same period in 2020. The increase of $4.4 million was primarily related to the payment of $4.3 million in withholding taxes related to an intercompany dividend in Q4.

The effective tax rate (“ETR”) for the three months ended December 31, 2021 was 45.0% compared to 32.9% for the same period in 2020.  The increase of 12.1% is primarily related to the withholding tax item described above.

Income tax expense for the year ended December 31, 2021 was $47.8 million or $10.4 million higher than the $37.4 million reported in the same period in 2020. The increase of $10.4 million was primarily the result of:

◾	Mining royalty tax increased by $3.0 million related to higher revenue in Peru and Argentina
◾	Payment of the withholding taxes described above
◾	Payment of taxes in Burkina Faso related to the operations acquired in the Roxgold transaction on July 2, 2021

The effective tax rate was 44.6% compared to 63.4% for the same period in 2020. The decrease of 18.9% in the ETR was primarily due to the impact of foreign exchange fluctuations (11.7%) on the translation of local currency denominated non-monetary assets and the impact of inflation adjustments for Mexico and Argentina (5.2%)

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Burkina Faso, Australia and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, the effective tax rate will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Fortuna | 14

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

2022 GUIDANCE AND OUTLOOK

Production and Cost Guidance

The Company's production and cost guidance set out below for 2022 assumes that operations will continue during the year without any major interruptions related to COVID-19. Health protocols for control, isolation and quarantine are in place at each of our mine sites, and these are revised and modified based on the circumstances at each location.

Mine	Silver	Gold	Lead	Zinc	Cash Cost[1,2]	AISC[1,3,4,5]
	(Moz)	(koz)	(Mlbs)	(Mlbs)
SILVER					(US$/t)	(US$/oz Ag Eq)
San Jose, Mexico	5.2 - 5.8	32 - 36	-	-	67.5 - 74.6	13.7 - 16.1
Caylloma, Peru	1.0 - 1.1	1.8 - 2.0	29 - 32	41 - 45	86.6 - 95.7	17.8 - 21.1
GOLD					(US$/oz Au)	(US$/oz Au)
Lindero, Argentina	-	115 - 127	-	-	567 - 714	900 - 1,100
Yaramoko, Burkina Faso[7]	-	95 - 115	-	-	760 - 1,006	1,300 - 1,650
CONSOLIDATED TOTAL	6.2 - 6.9	244 - 280	29 - 32	41 - 45
Notes:
1.	Cash Cost and all-in sustaining cost (AISC) are non-IFRS financial measures. Refer to "Non-IFRS Financial Measures" section.
2.

The most comparable financial measure to cash costs is cost of sales. Please see the consolidated financial statements of the Company for the year ended December 31, 2021 and the "Non-IFRS Financial Measures" section of this MD&A for a reconciliation.

3.

AISC includes production cash cost, commercial and government royalties, mining tax, export duties (as applicable), worker's participation (as applicable), subsidiary G&A, sustaining capital expenditures, and Brownfields exploration and is estimated at metal prices of US$1,700/oz Au, US$22/oz Ag, US$2,100/t Pb, and US$2,700/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12.

4.

The most comparable financial measure to AISC is cost of sales. Please see the consolidated financial statements of the Company for the year ended December 31, 2021 and the "Non-IFRS Financial Measures" section of this MD&A for a reconciliation.

5.	Totals may not add due to rounding.
6.	The following table provides the cash costs and AISC for the four operating mines for the year ended December 31, 2021 as follows:
Mine	Cash Cost(a)	AISC(a)(b)(c)

SILVER	(US$/t)	(US$/oz Ag Eq)
San Jose, Mexico	75.80	14.38
Caylloma, Peru	88.41	18.94
GOLD	(US$/oz Au)	(US$/oz Au)
Lindero, Argentina	617	1,116
Yaramoko, Burkina Faso	739	1,317
CONSOLIDATED TOTAL

(a) Cash Cost and AISC are non-IFRS financial measures. Refer to "Non-IFRS Financial Measures" section.
(b) Presented on a cash basis
(c) Silver equivalent was calculated using the realized prices for gold (US$1,783 per ounce), silver (US$25.80 per ounce), lead (US$0.98 per pound) and zinc (US$1.31 per pound) for the year ended December 31, 2021
(d) Further details on the cash costs and AISC for the year ended December 31, 2021 are disclosed in the "Non-IFRS Financial Measures" section
(e) The estimated increase in all in sustaining costs at Yaramoko for 2022 is due to decreased estimated gold ounce production coupled with increased operating and capital costs as mining moves to the deeper regions of the underground mine

7.	The Yaramoko Mine was acquired as part of the Transaction with Roxgold. Operating and financial results for the year ended December 31, 2021 are for the period from July 2, 2021 to December 31, 2021.

Lindero Mine, Argentina

The Lindero Mine is expected to place 6.2 million tonnes of ore on the leach pad averaging 0.80 g/t Au, containing an estimated 160,000 ounces of gold. Capital investments are estimated at $26.3 million, including $17.7 million for sustaining capital, $7.3 million of capitalized stripping, and $1.3 million for Brownfields exploration programs.

Fortuna | 15

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Major sustaining capital investment projects include:

●	Engineering and procurement for the leach pad expansion (phase 2): $4.4 million
●	Mine fleet maintenance and acquisition: $6.4 million
●	Maintenance of crushing, SART, and ADR plants: $1.8 million

Yaramoko Mine, Burkina Faso

At the Yaramoko Mine, the operation plans to process 516,000 tonnes of ore averaging 6.52 g/t Au. Capital investments are estimated at US$48.4 million, including $45.9 million for sustaining capital expenditures and $2.5 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

●	Mine development extending depth at the 55 Zone: $32.6 million
●	Ventilation and refrigeration plant upgrade: $3.8 million
●	Underground pumping station: $0.9 million

San Jose Mine, Mexico

At the San Jose Mine, the operation plans to process 1.06 million tonnes of ore averaging 176 g/t Ag and 1.09 g/t Au. Silver production and costs reflect the declining grade profile of Mineral Reserves. Capital investment is estimated at $20.8 million, including $13.4 million for sustaining capital expenditures and $7.4 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

●	Underground fleet equipment acquisition: $3.7 million
●	Underground mine development: $5.7 million
●	Infill drilling: $1.3 million

Caylloma Mine, Peru

At the Caylloma Mine, the operation plans to process 532,000 tonnes of ore averaging 73 g/t Ag, 2.95% Pb, and 4.23% Zn. Capital investments are estimated at $17.7 million, including $16.3 million for sustaining capital expenditures and $1.4 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

●	Mine underground developments: $5.7 million
●	Mine backfill system: $4.3 million
●	Maintenance and energy projects: $3.5 million

Séguéla Gold Project, Côte d’Ivoire

At the end of 2021, the Séguéla Project was 29% complete with critical path items on-track, targeting first gold pour in mid-2023 with ramp up to nameplate capacity in the third quarter of 2023. Critical path activities of "SAG Mill Procurement and Processing Plant EPC" contracts were 30% complete at year end and are advancing in line with cost and schedule. Connection to the national electrical grid is on-track for completion in the fourth quarter of 2022, ahead of commissioning activities. Likewise, the tailings storage facility and water storage dam are expected to be completed before plant commissioning and the upcoming wet season, respectively.

In 2022, the key scopes for advancement to protect the project schedule are the processing plant EPC contract and the Mining Contract. The EPC contractor, Lycopodium, mobilized to site in the first quarter of 2022. Similarly, in the second

Fortuna | 16

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

quarter of 2022, the Mining Services Contract is scheduled to be awarded and mobilization is anticipated to commence ahead of mining operations which is scheduled to start in the first quarter of 2023. See the section of this MD&A entitled “Projects & Exploration - Séguéla Gold Project Update”.

2022 Exploration Outlook

Fortuna continues to advance its robust pipeline of Brownfield and Greenfield exploration projects in West Africa and the Americas, building on the success of the exploration programs carried out in 2021.

Brownfields Exploration

Fortuna´s consolidated Brownfields exploration budget for 2022 for its four mines totals $20.0 million, which includes 113,000 meters of exploration drilling across all types (reverse circulation, diamond core, and air core), and 1,120 meters of underground development.

San Jose Mine, Mexico

The Brownfields exploration program budget for 2022 at the San Jose Mine is $7.4 million, which includes 26,200 meters of diamond drilling and 1,120 meters of underground development for drilling access, platforms, and services.

Séguéla Project, Côte d'Ivoire

The Brownfields exploration program budget for 2022 at the Séguéla Project is $7.2 million, which includes 48,000 meters of exploration drilling to grow the emerging Sunbird prospect (refer to Fortuna news release dated December 9, 2021), test for further depth extensions at Koula, Ancien and Antenna, and continued generation and testing of near-mine targets.

Yaramoko Mine, Burkina Faso

The Brownfields exploration program budget for 2022 at the Yaramoko Mine is $2.7 million, which includes 34,000 meters of exploration drilling, testing several surface geochemistry anomalies generated in 2021, in addition to expanding the 109 Zone and testing strike and depth projections of the 55 Zone.

Caylloma Mine, Peru

The Brownfields exploration program budget for 2022 at the Caylloma Mine is $1.4 million, with the exploration focus turning to further understanding the region-wide controls on vein development and geometry, and the relationship to the formation of high-grade shoots at Animas, San Cristobal and other mineralized zones.

Lindero Mine, Argentina

The Brownfields exploration program budget for 2022 at the Lindero Mine is $1.3 million, which includes 4,650 meters of drilling on the Arizaro target located 3.5 kilometers to the southeast of the mine where encouraging results were intersected in the 2021 programs (refer to Fortuna news release dated December 9, 2021).

Greenfields Exploration

Reconnaissance exploration and evaluation of potential new projects will continue to be actively pursued during 2022 across select jurisdictions including Mexico, West Africa, Argentina and select other jurisdictions with a budget of $8.8 million.

Fortuna | 17

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

2022 COVID-19 Outlook

In March 2020, the World Health Organization declared COVID-19 as a pandemic. In response to the pandemic, Governments implemented measures to curb the spread of COVID-19. Government mandated measures in Argentina, Mexico, and Peru included among others, the closure of international borders, the temporary suspension of all non-essential business, including mining and the declaration of mandatory quarantine periods. These measures resulted in the temporary suspension of operations at our operations in Argentina, Mexico and Peru, which impacted our production and costs in 2020.

During 2021, there were no Government mandated suspensions of operations at any of our operations in Latin America.  However, operations in Latin America were affected by waves of COVID-19 during the year, which resulted in reduced workforces and quarantine periods for those affected. The pandemic continued to cause difficulties and hardship in the communities where we operate. The Company has been able to continue operations in West Africa largely unaffected since the outbreak of COVID-19.

Health protocols are in place at each mine site for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

The Company’s operations and financial performance are dependent on it being able to operate at each of its mines and projects.  Given the fast-changing situation with respect to the COVID-19 pandemic, including further waves of the virus and the emergence of variant forms of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company’s operations and its business. Outbreaks of COVID-19 in areas where the Company operates or restrictive directives of government and public health authorities could cause delays or disruptions in the Company’s supply chain, restrict access to its mine sites, restrict its ability to transport and ship gold doré and/or metal concentrates, restrict access to processing and refinery facilities, or impediments to market logistics. Suspensions of operations or curtailment of commissioning activities at the Company’s mines remains a significant risk to its business and operations.

The impacts of the COVID-19 crisis that may have an effect on the Company include: a further decrease in short-term and/or long-term demand and/or pricing for the metals that we produce; reductions in production levels; further increased costs resulting from our efforts to mitigate the impact of COVID-19; deterioration of worldwide credit and financial markets that could limit our ability to obtain external financing to fund our operations and capital expenditures and result in losses on our holdings of cash and investments due to failures of financial institutions and other parties and a higher rate of losses on our accounts receivable due to credit defaults; restrictions may impact access to our mine sites and affect our ability to transport and ship gold doré and or metal concentrates, restrict access to processing and refinery facilities; cause disruptions to our supply chain; impairments and/or write-downs of assets; and adverse impacts on our information technology systems and our internal control systems as a result of the need to increase remote work arrangements. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on the Company.

The overall severity and duration of COVID-19-related adverse impacts on the Company’s business will depend on future developments which cannot be predicted.  Even after the COVID-19 outbreak has subsided, the Company may continue to experience material adverse impacts to its business as a result of the global economic impact, including any related recession, as well as lingering impacts on demand for our products.

Fortuna | 18

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production and unit costs:

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Mine Production
Tonnes placed on the leach pad	1,459,513	950,000	6,453,647	1,610,000

Gold
Grade (g/t)	1.04	1.13	0.96	1.00
Production (oz)	36,072	13,435	104,161	13,435
Metal sold (oz)	36,389	10,935	100,177	10,935
Realized price ($/oz)	1,802	1,853	1,785	1,853

Unit Costs[2]
Cash cost ($/oz Au)[1]	585	657	617	657
All-in sustaining cash cost ($/oz Au)[1]	994	-	1,116	-

Capital expenditures ($000's)
Sustaining	7,214	1,410	27,522	1,410
Non-sustaining	233	-	323	-
Brownfields	389	-	875	-
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] First gold was poured at Lindero in October 2020.

Quarterly and Annual Operating and Financial Highlights

During the fourth quarter of 2021 the onsite impact of COVID-19 continued to be minimal at the Lindero Mine as the site reported 60 positive cases with no disruptions to operations. Travel restrictions were also lifted in November which led to an improvement in lead times and onsite technical assistance from foreign vendors.

In the fourth quarter of 2021, a total of 1,459,513 tonnes of ore were placed on the heap leach pad averaging 1.04 g/t gold, containing an estimated 48,900 ounces of gold. Total gold production was 36,072 ounces of gold. Gold production for 2021 totaled 104,161 ounces, comprised of 99,313 ounces in doré, 730 ounces of gold contained in precipitate/sludge and 4,118 ounces of gold-in-carbon (GIC) inventory, in the upper range of the production guidance issued on July 19, 2021.

All processing areas performed according to plan:

◾	1,444,260 tonnes of ore crushed and placed on the leach pad via conveyor stacking during the fourth quarter, a 17% increase over the previous quarter.
◾	Conveyor stacking averaged 16,228 tonnes per day during the fourth quarter, an increase of 21% over the previous quarter; including 31 days of conveyor stacking throughput over 18,750 tonnes per day
◾	The SART plant reached full design capacity of 393 cubic meters per hour in December of 2021, in line with plan
◾	The expansion of the carbon columns at the ADR plant was successfully commissioned in the fourth quarter of 2021 and is performing according to plan

Cash cost per ounce of gold for the three and twelve months ended December 31, 2021 was $585 and $617 per ounce, respectively.

Fortuna | 19

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

All-in sustaining cash costs per gold ounce sold was $994 during Q4 2021 and $1,116 in 2021 in line with the Company’s updated guidance.

Total sustaining capital expenditures of $7.2 million during the quarter were primarily related to the completion of the ADR plant expansion ($4.2 million) and capitalized striping ($2.0 million).

Yaramoko Mine, Burkina Faso

Fortuna acquired the Yaramoko Mine on July 2, 2021 as part of the Transaction with Roxgold. The Yaramoko Mine is located in south western Burkina Faso, and began commercial production in 2016. The operation consists of two underground mines feeding ore to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach extraction processes, prior to electrowinning and refining where gold is poured to doré bars.

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Mine Production
Tonnes milled	132,188	-	258,866	-

Gold
Grade (g/t)	6.99	-	7.13	-
Production (oz)	28,787	-	57,538	-
Metal sold (oz)	29,077	-	56,571	-
Realized price ($/oz)	1,796	-	1,789	-

Unit Costs
Cash cost ($/oz Au)[1]	754	-	739	-
All-in sustaining cash cost ($/oz Au)[1]	1,436	-	1,317	-

Capital expenditures ($000's)
Sustaining	13,520	-	21,387	-
Non-sustaining	–	–	—	-
Brownfields	47	-	138	-
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

[2] The Yaramoko Mine was acquired as part of the Transaction with Roxgold. As such comparative figures for previous quarters and years are not presented. Operating and financial results for the year ended December 31, 2021 are for the period from July 2, 2021 to December 31, 2021.

Quarterly and Annual Operating and Financial Highlights

The Yaramoko Mine produced 28,787 ounces of gold in the fourth quarter of 2021 with an average gold head grade of 6.99g/t; below the plan for the quarter. Total gold production for the second semester of 2021 totaled 57,538 ounces of gold which was below guidance for the period. The production shortfall was the result of lower than planned mill feed grade in the fourth quarter of 2021, caused by the delay in mining of several high-grade stopes and some localized grade variability in the 55 Zone. The unmined stopes has been resequenced into the mine plan in the first quarter of 2022.

Cash cost per gold ounce sold was $754, which was above plan, primarily due to lower production during Q4 2021 and $739 for the second semester of 2021 due to mine sequencing issues noted above.

All-in sustaining cash cost per gold ounce sold was $1,436 for Q4 2021 and $1,317 for the second semester of 2021, which were above the Company’s updated guidance. Higher all-in sustaining cash costs were the result of lower ounces sold due to the mine sequencing issue described.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Sustaining capital expenditures of $21.5 million during the second half of the year was related primarily to underground mine development costs and construction of a ventilation raise.

San Jose Mine, Mexico

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, gold and silver production and unit costs:

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Mine Production
Tonnes milled	262,802	272,179	1,041,154	934,381
Average tonnes milled per day	2,920	3,024	2,964	2,647

Silver
Grade (g/t)	219	206	209	224
Recovery (%)	93	91	92	92
Production (oz)	1,717,533	1,648,816	6,425,029	6,165,606
Metal sold (oz)	1,729,152	1,721,697	6,433,808	6,225,433
Realized price ($/oz)	23.39	24.45	25.15	21.26

Gold
Grade (g/t)	1.27	1.26	1.29	1.38
Recovery (%)	92	91	91	91
Production (oz)	9,929	10,095	39,406	37,805
Metal sold (oz)	9,983	10,594	39,404	38,391
Realized price ($/oz)	1,797	1,875	1,798	1,786

Unit Costs
Production cash cost ($/t)[2]	79.66	71.48	75.80	68.79
Production cash cost ($/oz Ag Eq)[1,2]	9.35	8.75	9.30	7.63
Net smelter return ($/t)	207.57	203.80	210.99	199.22
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	14.92	13.33	14.38	11.56

Capital expenditures ($000's)
Sustaining	5,137	4,022	14,492	10,787
Non-sustaining	518	568	2,294	942
Brownfields	2,176	1,643	8,784	4,406
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

Quarterly and Annual Operating and Financial Highlights

The San Jose Mine produced 1,717,533 ounces of silver and 9,929 ounces of gold during the three months ended December 31, 2021, which represents an 4% increase and 2% decrease over the same period in 2020. The decrease in gold production was due to lower tonnes milled.

Annual production of silver and gold totaled 6,425,029 ounces and 39,406 ounces, an increase of 4% and 4% respectively from 2020 which was in line with the updated guidance.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

The cash cost per tonne for the three months ended December 31, 2021 was $79.66 per tonne compared to $71.48 per tonne in the same period in 2020 primarily due to higher indirect costs. Cash cost per tonne for the full year 2021 increased to $75.80 per tonne compared to $68.79 per tonne for 2020 due to higher mine preparation and support and higher indirect costs.

The all-in sustaining cash cost of payable silver equivalent for the full year 2021 increased 24% to $14.38 per ounce compared to $11.56 for the same period in 2020. The increase was primarily as a result of additional sustaining capital expenditures and brownfields exploration costs incurred in fiscal year 2021, as production and exploration activities which were limited in 2020 due to COVID-19. All-in sustaining cash costs for the year was in line with guidance.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, silver, lead and zinc production and unit costs:

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Mine Production
Tonnes milled	137,838	136,132	539,779	510,047
Average tonnes milled per day	1,549	1,530	1,525	1,433

Silver
Grade (g/t)	73	73	76	72
Recovery (%)	81	82	82	82
Production (oz)	262,710	263,921	1,073,672	968,111
Metal sold (oz)	243,869	262,356	1,074,364	967,199
Realized price ($/oz)	23.39	24.30	25.25	20.63

Gold
Grade (g/t)	0.44	0.60	0.49	0.41
Recovery (%)	70	69	71	61
Production (oz)	1,374	1,827	6,086	4,109
Metal sold (oz)	1,297	1,768	6,140	4,049
Realized price ($/oz)	1,798	1,865	1,792	1,861

Lead
Grade (%)	3.20	3.16	3.16	3.00
Recovery (%)	87	89	88	88
Production (000's lbs)	8,419	8,426	32,990	29,628
Metal sold (000's lbs)	7,945	8,386	33,299	29,582
Realized price ($/lb)	1.06	0.86	1.00	0.83

Zinc
Grade (%)	4.25	4.69	4.56	4.61
Recovery (%)	87	88	88	88
Production (000's lbs)	11,380	12,434	47,549	45,545
Metal sold (000's lbs)	11,053	12,154	47,828	45,154
Realized price ($/lb)	1.51	1.18	1.36	1.03

Unit Costs
Production cash cost ($/t)[2]	97.87	81.65	88.41	77.19
Production cash cost ($/oz Ag Eq)[1,2]	13.83	14.61	13.46	14.06
Net smelter return ($/t)	186.71	163.57	192.02	131.40
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	20.71	18.69	18.94	17.37

Capital expenditures ($000's)
Sustaining	5,755	1,950	13,758	5,909
Brownfields	1,027	170	3,731	514
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly and Annual Operating and Financial Highlights

The Caylloma Mine produced 262,710 ounces of silver, 8.4 million pounds of lead and 11.4 million pounds of zinc during the three months ended December 31, 2021, which was inline with the same period in 2020 except for zinc which was lower by 8% due to a lower head grade. Gold production totaled 1,374 ounces with an average head grade of 0.44 g/t.

Annual production of silver, lead and zinc for the fiscal year 2021 totaled 1,073,672 ounces, 33.0 million pounds of lead, and 47.5 million pounds of zinc, which represent an 11% increase in silver, 11% increase in lead, and a 4% increase in zinc production compared to 2020. Gold production for the full year 2021 totaled 6,086 ounces, which was an increase of 48% over 2020, with an average head grade of 0.49 g/t. Production for the year was in line with guidance.

The cash cost per tonne of processed ore for the three months ended December 31, 2021 increased 20% to $97.87 compared to $81.65 in the same period in 2020. The increase was the result of higher mining costs related to shotcrete and transportation and higher energy costs at the plant. Cash cost per tonne for the full year 2021 increased to $88.41 per tonne compared to $76.59 per tonne for 2020 due to higher mine preparation and support and higher indirect costs related to administration and energy.

The all-in sustaining cash cost for the three months ended December 31, 2021 increased 11% to $20.71 per ounce compared to $18.69 per ounce for the same period in 2020. The increase was driven by higher sustaining capital expenditures and brownfields exploration.

The all-in sustaining cash cost for the full year 2021 increased 9% to $18.94 per ounce compared to $17.37 per ounce in 2020 due to higher sustaining capital expenditures and brownfields exploration. The increase was primarily due to the significantly decreased capital expenditures in 2020 due to COVID-19. The Caylloma Mine finished 2021 slightly below cost guidance as a result of higher silver equivalent metal sales.

PROJECTS & EXPLORATION

Séguéla Gold Project Update

On September 29, 2021, Fortuna announced the decision to proceed with the construction of the open pit mine at the Séguéla Gold Project in Côte d’Ivoire. The updated total initial capital investment for the project is estimated to be $173.5 million, including $11.5 million previously approved by the Board for early works items, an anticipated construction schedule of approximately 20 months, with ramp up to name plate capacity expected in the third quarter of 2023. The development of the Séguéla Gold Project, including the milestones noted below is based on the technical report filed under NI 43-101 entitled “NI 43-101 Technical Report Séguéla Project, Feasibility Study, Worodougou Region, Cote d’Ivoire”, dated May 26, 2021 with an effective April 19, 2021.

At the end of February 28, 2022, the overall project was 42% complete. The following provides an update on project activities for the fourth quarter of 2021.

Construction Highlights

●	The overall project is 42% complete as of February 28, 2022
●	Approximately $66.5 million of the $173.5 million initial capital budget accrued as of February 28, 2022
●	Approximately $129.2 million committed consisting of $66.5 million accrued and $62.7 million in construction and G&A commitments as of February 28, 2022
●	Major equipment packages secured
●	Major construction contracts executed
●	Tender process and selection of the preferred mining contractor completed and contract negotiations are ongoing

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

●	First gold pour remains on target for mid-2023

Accommodation camp

A 156-person accommodation camp is complete and ready for occupancy. Initially, this camp will support the project’s development and house the owner’s and contractors’ construction personnel with surplus personnel residing in the nearby town of Séguéla. The camp is approximately two kilometers from the processing plant area and is complete with kitchen and mess, recreational facilities, water and sewage treatment plants, laundry services and high-speed internet.  The camp management contract has been tendered and awarded to Allterrain Services.

Processing plant

De Simone was awarded the process plant bulk earthworks contract and activities are ongoing with excavation for ground improvement in the mill/carbon-in-leach circuit, thickener and crusher areas complete. Rock backfill in these areas was completed prior to the mobilization of the engineering procurement and construction contractor on February 28, 2022.

Lycopodium was awarded the guaranteed maximum price contract for the engineering, procurement and construction of the gold processing facility. As of December 31, 2021, engineering activities were 55% complete, procurement activities 44% complete and construction activities are on-track to commence early in the second quarter of 2022. Of note, the SAG mill purchase order has been placed and remains on-track to be delivered to site in the third quarter of 2022. Detailed engineering for the SAG mill is complete and manufacturing of core components such as shell, heads and trunnions and gear and pinion has commenced.

Site Bulk Earthworks

Contracts have been awarded for the site bulk earthworks contract for the construction of the tailings storage facility (TSF), water storage dam (WSD) and sediment control structure (SCS). Bush clearing and topsoil stripping of the TSF footprint has been completed. Bush clearing of the WSD commenced in early January and is on-track to be completed by the middle of the second quarter of 2022, ahead of the upcoming wet season and will be capable of storing raw water for the commissioning, ramp-up and operation of the processing plant. Procurement of materials required for the TSF, WSD and SCS construction is underway with the TSF high density polyethylene liner already secured and expected to be delivered to site by the end of the first quarter of 2022.

Grid Connection

Contracts for the supply and installation of the 90 kV grid connection transmission line and 33 kV transmission line diversion have been awarded. Likewise, contracts for the supply and construction of the substation have been awarded. Delivery of the transmission lines tower steel started in March. Similarly, civil works for the substation also started in March. Transformers were ready to be shipped to site in March 2022.  Work is on-track to provide power to the site by the end of the fourth quarter of 2022 ahead of commissioning activities at the processing plant.

Mining

Contract negotiations with a preferred bidder are ongoing, targeting contract execution and the placement of orders for long lead equipment in early April 2022.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Cost

For the fourth quarter of 2021 the Company incurred and expended of $31.5 million and $10.9 million respectively and $48.8 million and $26.0 million since the project early works began in the third quarter of 2021. Capital expenditures are summarized in the table below.

(Expressed in millions)	Q4 2021	2021
Expended Capital Costs[1]	19.8	34.2
Working Capital Adjustment[2]	11.7	14.6
Incurred Capital Costs[3]	31.5	48.8

1 Cash basis. Excludes exploration costs.

2 Primarily consists of work performed not yet invoiced and increases in the accounts payable balance offset by increases in the VAT receivable balance.

3 Accrual basis.

As of December 31, 2021, $124.5 million of the total approved budget of $173.5 million, including $8.9 million contingency, has been committed. Approximately $108.0 million of total commitments to date include contracts for a guaranteed maximum price for $87.0 million, fixed price contract for $7.5 million and earthworks bill of quantity/schedule of rates for $13.5 million, mitigating risk to volatile market conditions and price escalations. Remaining commitments include the onboarding of key operational personnel, pre-production mining, equipment first fills and spare parts, mobile equipment and the implementation of livelihood restoration programs.

Upcoming Milestones and Schedule

Selected upcoming milestones of the current construction schedule include:

2022 Q1

◾	Commence construction of the processing plant
◾	Commence construction of the power grid

2022 Q2

◾	Award mining contract
◾	Agree upon terms and sign Mining Convention with the State of Cote d’Ivoire
◾	Completion of the construction of the water storage dam

2022 Q4

◾	Power on high voltage substation
◾	Mining contractor mobilizes to size
◾	Completion of the construction of the tailings storage facility
◾	Commence pre-strip of the Antenna deposit

2023 Q1

◾	Processing plant practical completion

Mid 2023

◾	First gold pour

Sunbird Discovery at Séguéla (refer to Company News Release dated March 15, 2022)

On March 15th, 2022 the Company announced a maiden Inferred Mineral Resource estimate for the Sunbird discovery located at its Séguéla gold Project in Côte d´Ivoire. Fortuna estimates the Sunbird deposit contains an Inferred Mineral Resource of 3.4 million tonnes at an average grade of 3.16 g/t Au containing 350,000 gold ounces. The Inferred

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Mineral Resource will not materially change the existing Mineral Resource estimate at the Séguéla gold Project or impact its current construction plan.

Séguéla Exploration Update (refer to Company News Releases dated December 9, 2021 and January 26, 2022)

Exploration drilling at the Séguéla Gold Project continued to advance the Sunbird Prospect with a 13 hole, 3,059 meter program completed testing the continuity and tenor of mineralization at depth and along grade to the south. A follow-up 7-hole, 1,887 meter program was also completed along strike to the south to provide greater resolution of the extent of the high grade core previously identified. With the receipt of these results, work has commenced on the preparation of a maiden Mineral Inferred Resource for the Sunbird Prospect which is expected to be completed in the first quarter of 2022.

Boussoura Exploration Update (refer to Company News Release dated September 7, 2021)

At the Boussoura exploration project a 47-hole, 5,958-meter program has continued to advance Fofora Main infill and extension drilling has increased the confidence in the structural controls of mineralization, with several additional high-grade intervals returned.  Scout drilling at the adjacent vein corridors to the west continues to highlight the regional potential, with drilling on vein corridors VC4 and VC5 intersecting extensive zones of alteration and associated quartz veining and mineralization.

Further south at Galgouli, a 12-hole, 3,419-meter program depth extension drilling on the central zone testing the structural controls and concluded in July was successful in identifying extensions to the high-grade shoots at depth.  A 32-hole, 4,022-meter scout drilling program was also successful in identifying high-grade mineralization approximately 1 kilometer to the south and south-east of the central Galgouli zone, testing interpreted parallel structures and a possible regional scale cross-structure.

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to December 31, 2021:

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Sales	198.9	162.6	120.5	117.8	103.5	83.4	44.5	47.5
Mine operating income	58.3	47.3	48.5	51.3	46.7	42.1	13.8	7.5
Operating income (loss)	38.9	21.8	35.9	40.4	28.2	28.5	(1.3)	1.8
Net income (loss)	16.6	0.2	16.2	26.4	18.6	13.1	(5.7)	(4.5)

Basic earnings (loss) per share	0.05	—	0.09	0.14	0.10	0.07	(0.03)	(0.03)
Diluted earnings (loss) per share	0.05	—	0.09	0.14	0.09	0.07	(0.03)	(0.03)

Total assets	2,021.9	2,002.1	1,083.2	1,069.1	1,055.3	987.8	959.4	957.7
Debt	157.5	187.7	159.5	159.0	158.6	133.1	132.6	187.1

Figures may not add due to rounding

Sales increased 22% in the fourth quarter of 2021 to $198.9 million compared to $162.6 million in the third quarter of 2021 due primarily to higher sales at Lindero and San Jose. Sales at Lindero increased to $65.6 million from $41.6 million, and sales from San Jose increased to $56.7 million from $48.0 million. Operating income was 78% higher in the fourth quarter of 2021 due primarily to an increase in gold ounces sold at Lindero and higher metal prices and the impact of the SGM royalty settlement in the third quarter of 2021.

Sales increased 35% in the third quarter of 2021 to $162.6 million compared to $120.5 million in the second quarter of 2021 due primarily to the $49.0 million of sales from Yaramoko, higher sales at Lindero, which increased to $41.6 million from $34.0 million, higher sales at Caylloma, which increased to $28.1 million from $26.0 million, offset partly by lower

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

sales at San Jose, which decreased to $48.0 million from $59.0 million. Mine operating income decreased 2% in the third quarter of 2021 due primarily to the contributions from Yaramoko, partly offset by the payment of the settlement related to the disputed SGM royalty claim.

Sales increased 2% in the second quarter of 2021 to $120.5 million compared to $117.8 million in the first quarter of 2021 due to favorable price and assay adjustments of $1.5 million compared to unfavorable adjustments of $2.5 million during the first quarter, higher sales at San Jose, which increased to $59.0 million from $58.0 million, higher sales at Caylloma, which increased to $26.0 million from $25.4 million, offset partly by lower sales at Lindero, which decreased to $34.0 million from $36.9 million. Mine operating income decreased 6% in the second quarter of 2021 due primarily to San Jose, where operating income increased to $29.0 million from $26.6 million in the first quarter of 2021.

Sales increased 14% in the first quarter of 2021 to $117.8 million compared to $103.5 million in the fourth quarter of 2020 due primarily to higher sales at Lindero, which increased to $36.9 million from $20.3 million, and sales at Caylloma, which increased to $25.4 million from $22.2 million, offset partly by provisional pricing adjustments. Mine operating income increased 10% in the first quarter of 2021 due primarily to Lindero, which increased to $15.2 million from $10.2 million in the fourth quarter of 2020.

Sales increased 24% in the fourth quarter of 2020 to $103.5 million compared to $83.4 million in the third quarter of 2020 due primarily to the recognition of $20.3 million of gold sales and $10.1 million of cost of sales from commissioning activities at Lindero Mine as the Company elected to early adopt the amendments to IAS 16, Property, Plant and Equipment – Proceeds before Intended Use.  Sales at San Jose decreased $4.2 million to $60.5 million quarter-over-quarter due to lower volume of silver and gold sold while sales at Caylloma increased $3.9 million. Share-based payments increased 24% to $4.5 million as the result of a 23% increase in the Company’s share price which impacts the cash-settled share units.  With construction of the Lindero Mine substantially complete, the Company ceased capitalization of interest at the end of November 2020 and expensed $0.7 million of borrowing costs. Net income increased $5.5 million to $18.6 million over the prior quarter.

Sales increased 87% in the third quarter of 2020 to $83.4 million compared to $44.5 million in the second quarter of 2020 due to increases in the prices of silver and gold and the resumption of operations at the San Jose Mine after a 54-day temporary suspension of the mine in the second quarter. Mine operating income more than tripled to $42.1 million despite a 21-day temporary suspension of the Caylloma mine in July. The costs incurred during the suspension of operations totaled $0.9 million and are reported as care and maintenance costs.  Income tax expense also increased $8.8 million over the second quarter to $15.0 million due primarily to higher pre-tax profit from the San Jose Mine, which impacted net income for the period.

Sales decreased 6% in the second quarter of 2020 to $44.5 million compared to $47.5 million in the first quarter of 2020.  The primary reason for the decrease was the 54-day government mandated temporary suspension of the San Jose Mine as part of the Mexican Government’s response to curb the spread of COVID-19 which severely curtailed silver and gold production by 34% and 31% despite higher silver and gold prices. The net loss included $2.0 million of care and maintenance costs incurred during the 54-day suspension of the San Jose Mine and higher share-based payment expense, which were partially offset by $2.2 million of investment gains from cross-border bond trades.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Precious Metal Prices Trends

For the year ended December 31, 2021, the sale of silver and gold ounces represents approximately 88% of the Company’s sales revenue while lead and zinc make up the remaining 12%. Therefore, the prices of silver and gold are the most dominant factors in determining the Company’s profitability and cash flow from operations. The prices of gold and silver are subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the U.S. dollar, interest rates and global economic and political issues.  The Company’s financial performance is expected to continue to be closely linked to the prices of silver and gold.

The metal price environment for silver and gold has evolved during the COVID-19 pandemic. Since the start of 2021, the gold price has decreased from a high of $1,943 per ounce in January, to a low of $1,684 in March. Following the start of vaccinations against COVID-19 by many of the major industrialized countries in December of 2020 and continuing into 2021, the price of gold has retreated from the previous high of $2,067 per ounce reached in August 2020.

Since the start of 2021, the silver price has remained relatively stable, opening the year at $26.50 per ounce, and trading within a range of $29.60 - $21.50 per ounce during the year.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $107.1 million as at December 31, 2021, a decrease of $24.8 million since the beginning of the year. The decrease was due primarily to $147.1 million of net cash generated from operations, offset by $118.5 million of net cash used in investing activities, primarily expenditures on mineral properties, plant and equipment offset by collections of long term VAT, and $51.4 million in financing activities related to payments of lease obligations, repayment of debt, and the dividend payment to the Burkina Faso government from Yaramoko.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

The Company’s investment objectives for its cash balances, in order of priority, are to preserve capital, to ensure liquidity, and to maximize returns. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company. The Company does not own any asset-based commercial paper or other similar at-risk investments in its investment portfolios.

Working Capital

Working capital at December 31, 2021 decreased $37.3 million during the year to $114.3 million, due primarily to a $24.8 million decrease in cash and cash equivalents, a $68.5 million increase in trade and other payables, a $3.5 million increase in current lease obligations, and $1.5 million increase in current reclamation provisions, offset by a $50.5 million increase in inventories, a $7.3 million increase in other current assets and a $3.2 million decrease in current income taxes payable.

Capital Resources

On November 4, 2021, the Company entered into a fourth amended and restated credit agreement (the “Amended Credit Facility”) effective November 5, 2021, with a syndicate of Banks led by BNP Paribas, and including The Bank of Nova Scotia, Bank of Montreal and Société Générale, which converted the Company’s prior non-revolving and revolving facilities with the Bank of Nova Scotia and BNP Paribas (the “Scotiabank Facility”) into a revolving term credit facility and increased the amount of the facility from $120.0 million to $200.0 million, subject to the conditions described below. The facility has a term of four years and steps down to $150.0 million after three years. Interest accrues on LIBOR loans under the facility at LIBOR plus an applicable margin of between two and three percent which varies according to the consolidated leverage levels of the Company.

On closing of the Amended Credit Facility, $120.0 million was available for drawdown and was drawn down in full. The total Amended Credit Facility of up to $200.0 million became available to the Company upon its receipt of the extension of the San Jose EIA on December 20, 2021.

The Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso, and their respective direct and indirect holding companies, have guaranteed the obligations of the Company contemplated by the Amended Credit Facility.  The Company has pledged all of its assets to secure the payment of its obligations contemplated by the Amended Credit Facility and the Company’s principal operating subsidiaries in Mexico and Peru, as well as the direct and indirect holding companies of the Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso, have pledged all of their respective assets to secure their respective guarantees of such payment, including the shares of the Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso.  The Company’s principal operating subsidiary in Burkina Faso has pledged its bank accounts to secure the obligations under its guarantee.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

The Amended Credit Facility includes covenants customary for a facility of this nature including, among other matters, reporting requirements, and positive, negative, and financial covenants set out in therein. As at December 31, 2021, the Company was in compliance with all of the covenants under the Amended Credit Facility.

Following the acquisition of Roxgold, the Company also assumed its credit facility, with an interest rate of LIBOR plus 4% maturing on December 30, 2022. The Company repaid the outstanding Roxgold credit facility in the amount of $28.4 million on November 5, 2021.

As at	December 31, 2021	December 31, 2020	Change
Cash and cash equivalents	107.1	131.9	(24.8)
Credit facility	200.0	120.0	80.0
Total liquidity available	307.1	251.9	55.2
Amount drawn on credit facility	(120.0)	(120.0)	-
Net liquidity position	187.1	131.9	55.2

Figures may not add due to rounding

Given the ever evolving nature of the COVID-19 pandemic, it is difficult to predict the extent of the impact of the COVID-19 pandemic (or any other disease, epidemic or pandemic) on the Company and its business, which will depend on future developments, including: the duration, severity and geographic spread of the COVID-19 virus (or other communicable disease); further actions that may be taken by governmental authorities, which could include travel restrictions and the suspension of business activities, including mining; the effectiveness and timing of actions taken to contain and treat the COVID-19 virus and variants or mutations thereof, including the effectiveness and uptake of vaccines; and how quickly and to what extent normal economic conditions and operating conditions can resume. In the event of additional waves of the virus for an unexpectedly prolonged duration, or in the event that more rigorous capital controls are implemented in Argentina, the Company may be required to raise additional debt or equity. There is no assurance that the lenders will agree to such a request or that financing will be available to the Company on terms acceptable to it.

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available when needed by the Company or its direct and indirect subsidiaries on acceptable terms, or at all, to further explore or develop its properties or to fulfill its obligations under any applicable agreements.  Fortuna is a multinational company and relies on financial institutions worldwide to fund corporate and project needs.  Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financings in the future and, if obtained, on terms that may not be favorable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, geo-political events, changing or increased regulations of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

The Company may incur substantial debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If the Company does so, the risks related to the Company’s indebtedness could intensify, including: (i) increased difficulty in satisfying existing debt obligations (ii) limitations on the ability to obtain additional financings, or imposed requirements to make non-strategic divestures (iii) impose hedging requirements (iv) imposed restrictions on the Company’s cash flows, for debt repayments or capital expenditures (v) increased vulnerability to general adverse economic and industry conditions (vi) interest rate risk exposure as borrowings may be at variable rates of interest (vii) decreased flexibility in planning for and reacting to changes in the mining industry (viii) reduced competitiveness versus less leveraged competitors, and (ix) increased cost of borrowings.

Subject to the various risks and uncertainties, as explained in the Risks and Uncertainties section, management believes the Company’s mining operations will generate sufficient cash flows and the Company has sufficient available credit lines and cash on hand to fund planned capital and exploration programs.

Fortuna | 31

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

The Company has contingencies and capital commitments as described in Note 32 “Contingencies and Capital Commitments” in the Company’s 2021 Financial Statements. From time to time, the Company may also be involved in legal proceedings that arise in the ordinary course of its business.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisional priced trade receivables of $23.3 million, an interest rate swap (notional amount of $40.0 million), forward sales, and forward foreign exchange contracts liability totaling $3.1 million, and a forward fuel contract asset of $1.6 million are the Company’s only level 2 fair valued instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The interest rate swap, forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Refer to the Risks and Uncertainties section of this MD&A for a discussion on credit risk, metal price risk, currency risk, and interest rate risk related to these financial instruments. See note 4 (section r) and Note 30 of the 2021 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 291,879,557 common shares outstanding as at March 23, 2022. In addition, there were 4,012,306 outstanding equity-settled share-based awards as follows:

Incentive stock options1,141,293

Restricted share units1,368,692

Performance share units 1,502,321

Total 4,012,306

936,911 share-settled performance units issued by the Company in 2021 are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

As at December 31, 2021 the Company has $46.0 million of Debentures that are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances.  Subject to certain exceptions in connection with a change of control of the Company, the Debentures cannot be redeemed by the Company prior to October 31, 2022. Between November 1, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus

Fortuna | 32

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares. The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020. During October 2021, 12,000 Common Shares were issued for a debenture in the aggregate principal amount of $60 thousand (sixty thousand dollars).

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions during the years ended December 31, 2021 and 2020:

(a)   Purchase of Goods and Services

During the years ended December 31, 2021, and 2020, the Company was charged $5 thousand (2020: $157 thousand) for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs associated with the shared services agreement with Gold Group Management Inc. are no longer reported as related party transactions.

As at December 31, 2021, the Company had $nil outstanding balances payable to Gold Group Management Inc. (December 31, 2020 - $9 thousand). Amounts due to related parties are due on demand and are unsecured.

(b)   Key Management Personnel

During the year ended December 31, 2021 and 2020, the Company was charged for consulting services by Mario Szotlender, a director of the Company and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs associated incurred with Mill Street Services Ltd. are no longer reported as related party transactions. Such amounts, along with other amounts paid to key management personnel were as follows:

	Three months ended December 31,		Years ended December 31,
(Expressed in $ thousands)	2021	2020	2021	2020
Salaries and benefits	1,609	1,869	7,639	4,266
Directors fees	222	176	658	707
Consulting fees	24	34	78	134
Share-based payments	2,052	3,944	2,565	11,115
	3,907	6,023	10,940	16,222

Fortuna | 33

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the 2021 Financial Statements, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

Equivalent Ounces Sold

At our San Jose and Caylloma mines, production and sales of other metals are treated as a silver equivalent in determining a combined precious metal production or sales unit, commonly referred to as silver equivalent ounces. Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

The Lindero and Yaramoko mines do not make use of an equivalent ounce sold measure as all material production is gold.

Cash Cost, All-in Sustaining Cost and All-in Cash Cost

In this MD&A, the Company has disclosed certain cash cost, AISC and all-in cash cost figures on a per unit basis, each of which constitutes a non-IFRS measure.

Cash cost is a non-IFRS measure that is an industry-standard method of comparing certain costs on a per unit basis. Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of  the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

The most directly comparable financial measure to cash cost that is defined in IFRS and disclosed in the Company's 2021 Financial Statements is cost of sales. Unit based cash cost ratios contained in this MD&A include:

◾	cash cost per ounce of gold sold;
◾	total production cash cost per tonne; and
◾	cash cost per payable ounce of silver equivalent.

All-in sustaining cost is a non-IFRS measure that includes total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices. The most

Fortuna | 34

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

directly comparable financial measure to AISC that is defined in IFRS and disclosed in the Company's 2021 Financial Statements is cost of sales.  Unit based AISC ratios contained in this MD&A include:

◾	All-in sustaining cash cost per ounce of gold sold; and
◾	All-in sustaining cash cost per ounce of payable silver equivalent sold.

In 2020 the Company reported silver AISC on a payable silver equivalent ounce produced basis. In 2021 the Company changed the reporting of this measure to a silver equivalent ounce sold basis.

All-in cash cost is a non-IFRS measures that is calculated consistently with AISC but is inclusive of non-sustaining capital expenditures. The most directly comparable financial measure to AISC that is defined in IFRS and disclosed in the Company's 2021 Financial Statements is cost of sales.  Unit based AISC ratios contained in this MD&A include:

◾	all-in cash cost per ounce of gold sold; and
◾	all-in cash cost per payable ounce of silver equivalent sold.

In 2020 the Company reported silver AISC on a payable silver equivalent ounce produced basis. In 2021 the Company changed the reporting of this measure to a silver equivalent ounce sold basis. The change was to better align with the World Gold Council standard on all-in sustaining costs.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis for all periods presented and excluded royalties that are under the scope of IAS 12 – Income Taxes, with the change from the previously presented figures being applied retrospectively to prior periods.

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Fortuna | 35

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost per Ounce of Gold Sold

The following tables presents a reconciliation of cash cost per ounce of gold sold to the cost of sales in the 2021 Financial Statements for the three and twelve months ended December 31, 2021 and 2020:

Lindero Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2021	2020	2021	2020
Cost of sales		46,915	-	122,889	-
Changes in doré inventory		353	-	2,066	-
Inventory adjustment		(1,072)	-	(2,815)	-
Export duties		(4,891)	-	(13,410)	-
Depletion and depreciation		(19,154)	-	(43,665)	-
By product credits		(77)	-	(260)	-
Production cash cost		22,074	-	64,805	-
Changes in doré inventory		(353)	-	(2,066)	-
Realized gain in diesel hedge		(438)	-	(963)	-
Cash cost applicable per gold ounce sold	A	21,283	-	61,776	-
Ounces of gold sold	B	36,375	-	100,137	-
Cash cost per ounce of gold sold ($/oz)	=A/B	585	-	617	-

Yaramoko Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2021	2020	2021	2020
Cost of sales		42,381	-	80,812	-
Changes in doré inventory		719	-	1,542	-
Inventory adjustment		(4,153)	-	(4,153)	-
Export duties		(3,018)	-	(5,993)	-
Depletion and depreciation		(13,235)	-	(28,974)	-
By product credits		(195)	-	(134)	-
Production cash cost		22,499	-	43,100	-
Changes in doré inventory		(719)	-	(1,542)	-
Refining charges		133	-	271	-
Cash cost applicable per gold ounce sold	A	21,913	-	41,829	-
Ounces of gold sold	B	29,077	-	56,571	-
Cash cost per ounce of gold sold ($/oz)	=A/B	754	-	739	-

Fortuna | 36

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold sold and all-in cash cost per ounce of gold sold for the three and twelve months ended December 31, 2021:

Lindero Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2021	2020	2021	2020
Cash cost applicable	21,283	-	61,776	-
Export duties and mining taxes	4,891	-	13,410	-
General and administrative expenses (operations)	1,640	-	5,643	-
Adjusted operating cash cost	27,814	-	80,829	-
Sustaining leases	752	-	2,548	-
Sustaining capital expenditures[1]	7,214	-	27,522	-
Brownfields exploration expenditures[1]	389	-	875	-
All-in sustaining cash cost	36,169	-	111,774	-
Non-sustaining capital expenditures[1]	233	-	323	-
All-in cash cost	36,402	-	112,097	-
Ounces of gold sold	36,375	-	100,137	-
All-in sustaining cash cost per ounce of gold sold	994	-	1,116	-
All-in cash cost per ounce of gold sold	1,001	-	1,119	-
[1] Presented on a cash basis

Yaramoko Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2021	2020	2021	2020
Cash cost applicable	21,913	-	41,829	-
Inventory net realizable value adjustment	1,285	-	1,285	-
Export duties and mining taxes	3,018	-	5,993	-
General and administrative expenses (operations)	514	-	953	-
Adjusted operating cash cost	26,730	-	50,060	-
Sustaining leases	1,467	-	2,934	-
Sustaining capital expenditures[1]	13,520	-	21,387	-
Brownfields exploration expenditures[1]	47	-	138	-
All-in sustaining cash cost	41,764	-	74,519	-
All-in cash cost	41,764	-	74,519	-
Ounces of gold sold	29,077	-	56,571	-
All-in sustaining cash cost per ounce of gold sold	1,436	-	1,317	-
All-in cash cost per ounce of gold sold	1,436	-	1,317	-
[1] Presented on a cash basis
[2] Adjustment related to current stockpile

Fortuna | 37

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold for the Three and Twelve Months Ended December 31, 2021 and 2020

The following tables present a reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold to the cost of sales in the 2021 Financial Statements for the three and twelve months ended December 31, 2021 and 2020:

San Jose Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2021	2020	2021	2020
Cost of sales		32,705	31,027	122,756	104,315
Changes in concentrate inventory		(118)	(1,477)	163	(1,200)
Depletion and depreciation in concentrate inventory		11	967	32	380
Inventory adjustment		(52)	16	(6)	18
Royalties and mining taxes		(1,587)	(1,411)	(5,955)	(4,289)
Workers participation		(1,236)	(1,501)	(5,809)	(6,560)
Depletion and depreciation		(8,789)	(8,165)	(32,257)	(28,387)
Cash cost	A	20,934	19,456	78,924	64,277
Total processed ore (tonnes)	B	262,802	272,179	1,041,154	934,382
Production cash cost per tonne ($/t)	=A/B	79.66	71.48	75.80	68.79
Cash cost	A	20,934	19,456	78,924	64,277
Changes in concentrate inventory		118	1,477	(163)	1,200
Depletion and depreciation in concentrate inventory		(11)	(967)	(32)	(380)
Inventory adjustment		52	(16)	6	(18)
Treatment charges		190	303	(251)	406
Refining charges		1,157	976	4,318	3,530
Cash cost applicable per payable ounce sold	C	22,440	21,229	82,802	69,015
Payable ounces of silver equivalent sold[1]	D	2,400,989	2,425,395	8,902,680	9,044,605
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	9.35	8.75	9.30	7.63
Mining cost per tonne		37.90	36.67	38.74	35.43
Milling cost per tonne		16.56	16.02	16.68	16.31
Indirect cost per tonne		16.84	11.56	13.72	9.69
Community relations cost per tonne		5.15	0.87	4.79	0.97
Distribution cost per tonne		3.20	6.36	1.88	6.39
Production cash cost per tonne ($/t)		79.66	71.48	75.80	68.79
[1] Silver equivalent sold for Q4 2021 is calculated using a silver to gold ratio of 76.8:1 (Q4 2020: 76.7:1) and for Year 2021 is calculated using a silver to gold ratio of 71.5:1 (Year 2020: 84.0:1)
[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results – Sales and Realized Prices

Fortuna | 38

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2021	2020	2021	2020
Cost of sales		18,585	15,475	67,917	54,357
Changes in concentrate inventory		939	318	297	345
Depletion and depreciation in concentrate inventory		165	(229)	61	(2)
Inventory adjustment		(61)	(13)	(61)	(13)
Royalties and mining taxes		(188)	(133)	(345)	(523)
Provision for community support		(2,125)	-	(2,125)	101
Workers participation		(214)	(488)	(1,838)	(899)
Depletion and depreciation		(3,607)	(3,815)	(16,182)	(13,994)
Cash cost	A	13,494	11,115	47,724	39,372
Total processed ore (tonnes)	B	137,838	136,132	539,779	510,048
Production cash cost per tonne ($/t)	=A/B	97.89	81.65	88.41	77.19
Cash cost	A	13,494	11,115	47,724	39,372
Changes in concentrate inventory		(939)	(318)	(297)	(345)
Depletion and depreciation in concentrate inventory		(165)	229	(61)	2
Inventory adjustment		61	13	61	13
Treatment charges		4,629	5,357	15,754	19,334
Refining charges		378	410	1,670	1,493
Cash cost applicable per payable ounce sold	C	17,458	16,806	64,851	59,869
Payable ounces of silver equivalent sold[1]	D	1,261,967	1,150,047	4,819,365	4,258,979
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	13.83	14.61	13.46	14.06
Mining cost per tonne		42.02	34.89	34.71	33.85
Milling cost per tonne		16.27	15.62	15.34	14.39
Indirect cost per tonne		29.45	23.21	29.49	21.62
Community relations cost per tonne		7.96	1.57	7.77	0.78
Distribution cost per tonne		2.18	6.36	1.10	6.55
Production cash cost per tonne ($/t)		97.87	81.65	88.41	77.19

[1] Silver equivalent sold for Q4 2021 is calculated using a silver to gold ratio of 76.9:1 (Q4 2020: 76.8:1), silver to lead ratio of 1:22.2 pounds (Q4 2020: 1:28.2), and silver to zinc ratio of 1:15.4 pounds (Q4 2020: 1:20.6). Year 2021 is calculated using a silver to gold ratio of 70.9:1 (Year 2020: 90.2:1), silver to lead ratio of 1:25.3 pounds (Year 2020: 1:24.9), and silver to zinc ratio of 1:18.6 pounds (Year 2020: 1:20.0)

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

Fortuna | 39

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce payable for the three and twelve months ended December 31, 2021 and 2020:

San Jose Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2021	2020	2021	2020
Cash cost applicable	22,440	21,229	82,802	69,015
Royalties and mining taxes	1,587	1,411	5,955	4,289
Workers' participation	1,545	1,876	7,261	8,200
General and administrative expenses (operations)	2,779	2,086	8,111	6,027
Adjusted operating cash cost	28,351	26,602	104,129	87,531
Care and maintenance costs (impact of COVID-19)	-	-	-	1,568
Sustaining leases	161	63	608	251
Sustaining capital expenditures[3]	5,137	4,022	14,492	10,787
Brownfields exploration expenditures[3]	2,176	1,643	8,784	4,406
All-in sustaining cash cost	35,825	32,330	128,013	104,543
Non-sustaining capital expenditures[3]	518	568	2,294	942
All-in cash cost	36,343	32,898	130,307	105,485
Payable ounces of silver equivalent sold[1]	2,400,989	2,425,395	8,902,680	9,044,605
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	14.92	13.33	14.38	11.56
All-in cash cost per ounce of payable silver equivalent sold[2]	15.14	13.56	14.64	11.66
[1] Silver equivalent sold for Q4 2021 is calculated using a silver to gold ratio of 76.8:1 (Q4 2020: 76.7:1) and for Year 2021 is calculated using a silver to gold ratio of 71.5:1 (Year 2020: 84.0:1)
[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

Caylloma Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2021	2020	2021	2020
Cash cost applicable	17,458	16,806	64,851	59,869
Royalties and mining taxes	188	133	345	523
Workers' participation	244	559	2,129	1,036
General and administrative expenses (operations)	786	1,182	3,625	3,520
Adjusted operating cash cost	18,676	18,680	70,950	64,948
Sustaining leases	681	696	2,851	2,626
Sustaining capital expenditures[3]	5,755	1,950	13,758	5,909
Brownfields exploration expenditures[3]	1,027	170	3,731	514
All-in sustaining cash cost	26,139	21,496	91,290	73,997
All-in cash cost	26,139	21,496	91,290	73,997
Payable ounces of silver equivalent sold[1]	1,261,967	1,150,047	4,819,365	4,258,979
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	20.71	18.69	18.94	17.37
All-in cash cost per ounce of payable silver equivalent sold[2]	20.71	18.69	18.94	17.37

[1] Silver equivalent sold for Q4 2021 is calculated using a silver to gold ratio of 76.9:1 (Q4 2020: 76.8:1) , silver to lead ratio of 1:22.2 pounds (Q4 2020: 1:28.2), and silver to zinc ratio of 1:15.4 pounds (Q4 2020: 1:20.6). Year 2021 is calculated using a silver to gold ratio of 70.9:1 (Year 2020: 90.2:1), silver to lead ratio of 1:25.3 pounds (Year 2020: 1:24.9), and silver to zinc ratio of 1:18.6 pounds (Year 2020: 1:20.0)

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

Free Cash Flow from Ongoing Operations

The Company uses the non-IFRS financial measure of “free cash flow from ongoing operations” to supplement information in its consolidated financial statements.

Fortuna | 40

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Free cash flow from ongoing operations is defined as net cash provided by operating activities, including Lindero commissioning, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

This non-IFRS measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures.  These performance measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures are not necessarily indicative of operating profits or cash flow from operations as determined under IFRS.

The following table presents a reconciliation of free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2021 and 2020:

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Net cash provided by operating activities	57.1	31.3	147.1	93.4
Adjustments
Roxgold transaction costs	-	-	27.9	-
Change in long term receivables and assets	0.0	0.9	0.0	(0.1)
Additions to mineral properties, plant and equipment	(35.3)	(9.2)	(90.7)	(23.0)
Impact of adoption in IAS 16 and Production costs	-	21.9	-	21.9
Current income tax expense	(16.5)	(13.3)	(51.7)	(38.8)
Income taxes paid	19.1	5.6	62.7	28.2
Other adjustments	6.4	(2.7)	1.6	(2.7)
Free cash flow from ongoing operations	30.9	34.5	97.0	78.9

Figures may not add due to rounding

Adjusted Net Income

The Company uses the non-IFRS measure of “adjusted net income” to supplement information in its consolidated financial statements.

Adjusted net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as foreign exchange gains (losses) related to the construction of the Lindero Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. However, adjusted net income does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies.

Fortuna | 41

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2021 and 2020:

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Net income	16.6	18.6	59.4	21.6
Adjustments, net of tax:
Community support provision and accruals[1]	1.3	0.2	1.4	0.2
Foreign exchange loss, Lindero Mine[2]	0.3	3.2	4.1	11.8
Share of loss from associates	-	-	-	0.1
Investment income	-	-	-	(3.3)
Roxgold transaction costs	-	-	14.1	-
SGM Royalty settlement	1.0	-	9.8	-
Inventory adjustment	4.6	-	6.3	-
Accretion on right of use assets	1.0	-	2.2	-
Other non-cash/non-recurring items	4.3	1.0	3.3	1.4
Adjusted net income	29.1	23.0	100.6	31.8
[1] Amounts are recorded in Cost of sales
[2] Amounts are recorded in General and Administration

Figures may not add due to rounding

Fortuna | 42

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, such as foreign exchange gains (losses) related to the construction of the Lindero Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value. Adjusted EBITDA is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures, but that rather should be evaluated in conjunction with IFRS measures.

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2021 and 2020:

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Net income	16.6	18.6	59.4	21.6
Adjustments:
Community support provision and accruals	2.1	(0.4)	1.9	(0.4)
Inventory adjustment	5.3	-	7.0	-
Foreign exchange loss, Lindero Mine	0.3	3.2	4.1	11.8
Foreign exchange loss, Séguéla Project	0.2	-	0.2	-
Net finance items	3.7	0.2	12.3	1.2
Depreciation, depletion, and amortization	44.8	13.9	122.3	45.7
Income taxes	13.5	9.1	47.7	37.4
Share of loss from associates	-	-	-	0.1
Investment income	-	-	-	(3.3)
Roxgold transaction costs	-	-	14.1	-
SGM Royalty settlement	-	-	9.6	-
Other non-cash/non-recurring items	3.1	0.2	2.1	(1.5)
Adjusted EBITDA	89.6	44.8	280.7	112.6

Figures may not add due to rounding

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Senior Vice-President of Technical Services for the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101–Standards of Disclosure for Mineral Projects).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data except as noted below.

Paul Criddle, FAusIMM, Chief Operating Officer - West Africa for the Company is a Qualified Person as defined by National Instrument 43-101-Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information pertaining to the Séguéla Project contained in this MD&A and has verified the underlying data.

Paul Weedon, Senior Vice President of Exploration for the Company, is a Qualified Person as defined by National Instruments 43-101-Standards of Disclosure for Mineral Projects, being a member of the Australian Institute for

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information pertaining to exploration results contained in this MD&A.  Mr. Weedon has verified the data disclosed, and the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core.  There were no limitations to the verification process.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available at www.sedar.com and www.sec.gov/edgar.shtml.

AMENDMENTS TO ACCOUNTING STANDARDS THAT HAVE BEEN ISSUED

In 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) (“Phase 2 amendments”) to address the financial reporting impacts of replacing one benchmark interest rate with an alternative rate and became effective January 1, 2021. The adoption of these amounts did not have a significant effect on the Company’s 2021 Financial Statements.

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; the risks related to the construction of an open pit gold mine at the Séguéla Gold Project and the anticipated timing of production at the mine; operational risks related to the spread of the COVID-19 pandemic; political risks, exchange rate and capital controls risk, environmental risks; risks related to the ability of the Company to obtain permits for its operations, including the reconfirmation of the 12 year extension of the EIA at the San Jose mine; and risks related to its relations with employees. These and other risks are described below and in the Company’s audited consolidated financial statements for 2021, its Annual Information Form which is available on SEDAR at www.sedar.com, and its Form 40-F filed with the SEC. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business. Subsequent to the filing of the Annual Information Form, the Company completed the business combination of Roxgold on July 2, 2021.  While many of the risks and uncertainties in the Company’s Annual Information Form also apply to Roxgold’s business, additional material risks and uncertainties specific to Roxgold’s business are set out below under the sub-heading “Risks Associated with the Roxgold Transaction”.

Foreign Jurisdiction Risk

As at the date of the MD&A, the Company currently conducts its operations in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru.  All these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks or its future financial position or results of operations and the Company’s exploration, development, and production activities may be substantially affected by factors outside of the Company’s control.  These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, capital and currency controls, import and export regulations, cancellation or renegotiation of contracts, and environmental and permitting regulations.  The Company has no political risk insurance coverage against these risks

Fortuna | 44

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

The majority of the Company’s production and revenue to December 31, 2021 was derived from its operations in Argentina, Mexico, Burkina Faso and Peru.  As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation especially in Argentina which has a history of expropriation where the Company operates the Lindero Mine; changing political and fiscal regime, including the military coup in Burkina Faso in January 2022, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labour unrest, and labour scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; the imposition of capital controls which may affect the repatriation of funds; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations, local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns. Certain of these risks and uncertainties are prevalent in the jurisdictions where the Company operates.

There can be no assurance that these measures will not be extended or that more restrictive measures will be put in place in the countries in which the Company operates, which may result in the suspension of operations or construction at the Company’s mines on a short or long-term basis.

Peru has recently undergone a period of heightened political instability. A general presidential election was held on April 11, 2021 which resulted in a run-off election on June 6, 2021 between the top two candidates. Pedro Castillo was declared President elect on July 19, 2021 and took office on July 28, 2021. The risk exists that the new government could make changes to the constitution or government policies that alter laws regulating the mining industry. A change in government policy or the modification of existing laws and regulations that affect the Company’s operations could have a material adverse impact on the Caylloma mine.

Following instability in recent years in several West African countries, the prevailing security environment in these countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups, as well as a result of the January 2022 military coup in Burkina Faso. While the Company has implemented additional measures in response to ensure the security of its various assets, personnel and contractors, and continues to cooperate with regional governments, their security forces and applicable third parties, there can be no assurance that these measures will be successful.

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, and expected mineral grades.  Until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced metallurgical recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or

Fortuna | 45

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Uncertainties related to new mining operations

Without limiting the generality of the foregoing, Fortuna is in the process of the development and construction of an open pit mine at the Séguéla Project. Any such development or expansion project which is progressed to commercial operations will face a number of risks inherent in new mining operations.

The successful completion of the Company’s development and expansion projects requires the construction and operation of mines, processing plants and related infrastructure.  As a result, the Company is and will continue to be subject to all of the risks associated with establishing new mining operations, including:

●	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
●	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
●	the availability and cost of appropriate smelting and refining arrangements;
●	the need to maintain necessary environmental and other governmental approvals and permits;
●	the availability of funds to finance construction and development activities;
●	potential opposition from governments, non-governmental organizations, environmental groups, local groups or other stakeholders, which may delay or prevent development activities; and
●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

It is not unusual in the mining industry for new mining operations to experience unexpected difficulties during the start-up phase or the initial production phase, resulting in production suspensions, delays and requiring more capital than anticipated.  It is also common in new mining operations to experience unexpected problems, delays and costs during mine development and ramp-up to full production capacity. Such factors can add to the costs of the mine development, production and operations and/or impair production and mining activities, thereby affecting the Company’s cashflows and profitability.  Any unexpected complications and delays in the completion and successful functioning of these operational elements may result in additional costs being incurred by the Company beyond those already incurred and budgeted.

Fortuna | 46

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

There can be no assurance that current or future development and expansion plans in respect of the Yaramoko Mine and the Séguéla Project will be successful or completed on time or on budget.

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals, and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner which is imposing stricter standards and enforcement, increased fines and penalties for non-compliance, in addition to more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The activities of the Company require licences and permits from various governmental authorities. The Company currently has been granted the requisite licences and permits to enable it to carry on its existing business and operations. On December 20, 2021, the Company announced that SEMARNAT had granted a 12 year extension to the EIA for the San Jose Mine. Subsequently on January 28, 2022, the Company announced that it had received a notice from SEMARNAT which advised that SEMARNAT had made a typographical error in the extension to the term of the EIA for the San Jose Mine and that the correct term is two years. CMC is working with authorities to resolve this matter and has initiated legal proceedings to challenge the asserted typographical error and reconfirm the 12-year extension period for the San Jose EIA granted by SEMARNAT. The results of the legal challenge cannot be predicted with certainty due to the uncertainty inherent in litigation, including the difficulty of predicting decisions and the timing required to render decisions.  The process of challenging the asserted typographical error could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. Further, there can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there can be no assurance that the Company will be able to obtain all the necessary licences and permits which may be required to carry out exploration, development and mining operations for its projects in the future. The Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

Diseases, epidemics and pandemics (including the COVID-19 pandemic) may adversely impact the Company’s operations, financial condition and share price.

The outbreak of the COVID-19 virus was declared a global pandemic by the World Health Organization in March 2020 and resulted in a widespread global health crisis. The international response to the spread of the COVID-19 virus has led to

Fortuna | 47

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

significant restrictions on travel, temporary business closures, mandatory quarantines, global stock market volatility, operating and supply chain delays and disruptions, and a general reduction in consumer activity.  Although a number of restrictions are in the process of being removed, the possibility of a resurgence of the COVID-19 virus, spread of new variants or mutations thereof, or outbreak of other communicable disease in areas in which Fortuna operates may result in the re-imposition of certain of the foregoing restrictions and/or may result in further restrictions.

The Company’s business and operations have been and may continue to be materially affected by the COVID-19 pandemic (or any other disease, epidemic or pandemic), including ongoing uncertainty as to the extent and duration of the pandemic. During the year ended December 31, 2021, our operations in Latin America were impacted by the spread of the COVID-19 virus, including variants and mutations thereof which resulted in a reduced workforce at times and quarantine periods for those affected.

Even though the Company has and continues to implement business continuity measures to mitigate and reduce any potential impacts of the COVID-19 pandemic, future outbreaks of the COVID-19 virus (or any other disease, epidemic or pandemic) in the countries in which the Company operates could materially and adversely affect the domestic labour supply, the Company’s ability to maintain a skilled workforce and the operations of the Company’s suppliers, any of which would have an effect on the Company’s financial condition. In particular, the materialization of one or more such risks could have a material adverse impact on the Company's producing mines or construction and development activities at the Séguéla Project, the continued operation of the Company’s mines and exploration projects, and the Company’s ability to transport and sell concentrates and doré.

Given the ever evolving nature of the COVID-19 pandemic, it is difficult to predict the extent of the impact of the COVID-19 pandemic (or any other disease, epidemic or pandemic) on the Company and its business, which will depend on future developments, including: the duration, severity and geographic spread of the COVID-19 virus (or other communicable disease); further actions that may be taken by governmental authorities, which could include travel restrictions and the suspension of business activities, including mining; the effectiveness and timing of actions taken to contain and treat the COVID-19 virus and variants or mutations thereof, including the effectiveness and uptake of vaccines; and how quickly and to what extent normal economic conditions and operating conditions can resume.

In addition, the COVID-19 pandemic has and may continue to heighten many of the other risks described in this AIF, including: volatility in commodity prices (including gold, silver, lead and zinc); volatility in the stock markets on which the Company’s Common Shares and Debentures are listed; and in the price of the Company’s securities, any of which could impact the Company’s ability to raise capital or refinance the Company’s debt obligations in the future, which may have a material adverse effect on the business, operations and financial condition of Company. Additionally, inflationary pressures relating to global financial support measures taken in response to the COVID-19 pandemic, as well as the impact of current supply chain challenges related to the COVID-19 pandemic, are and may continue to have both direct and indirect impacts on the Company’s operating costs, which could have a material impact on the Company’s financial condition and results of operations.

The Company remains focused on ensuring the health and safety of the workforce and in continuing measures to prevent and manage transmission of COVID-19 amongst the workforce and the wider community, however there can be no assurance that such measures will continue to be successful.

Risks Associated with the Integration of the Company and Roxgold

The completion of the business combination of Roxgold is expected to result in among other benefits, a combination of quality assets resulting in increased gold production; a complementary and diversified portfolio of assets in West Africa and the Americas; multiple brownfields and greenfields options across the Americas and West Africa, and a low-cost platform of precious metals production and growth. The ability of the Company to realize the benefits of the acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a

Fortuna | 48

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from integrating Roxgold's business. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities available to the Company, and from operational matters during this process.

In addition, the integration process could result in the disruption of existing relationships with suppliers, employees, customers and other constituencies of Fortuna and Roxgold. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated to result from the acquisition. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, suppliers, employees or to achieve the anticipated benefits of the acquisition. Any inability of management to successfully integrate the operations could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks of Operating in West Africa

Certain of our operations are currently conducted in West Africa, with the Yaramoko Mine in Burkina Faso and the Séguéla Project in Côte d’Ivoire, and as such as is common in other mining jurisdictions, the Company’s operations are exposed to various political, economic, and other risks and uncertainties.  The Company is subject to risks associated with operating in West Africa with its Yaramoko Mine in Burkina Faso and the Séguéla Project in Côte d’Ivoire. These risks and uncertainties include but are not limited to: civil and ethnic unrest, war (including in neighbouring countries), terrorist actions, hostage taking or detainment of personnel, military repression, criminal activity, nationalization, invalidation of governmental orders, failure to enforce existing laws, labour disputes, corruption, sovereign risk, political instability, the failure of foreign parties, courts or governments to honour or enforce contractual relations or uphold property rights, changing government regulations with respect to mining (including royalties, environmental requirements, labour, taxation, land tenure, foreign investments, income repatriation and capital recovery), fluctuations in currency exchange and inflation rates, import and export restrictions, the expropriation of property interests, as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Following instability in recent years in several West African countries, the prevailing security environment in these countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups, as well as a result of the January 2022 military coupe in Burkina Faso. While the Company has implemented additional measures in response to ensure the security of its various assets, personnel and contractors, and continues to cooperate with regional governments, their security forces and applicable third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel and contractors may have a material adverse effect on Company’s business, prospects, financial condition and results of operations. To date, neither our employees nor our operations have been impacted by the security situation in Burkina Faso.

As African governments continue to struggle with deficits and depressed economies, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue. Governments are continually assessing the terms for a mining company to exploit resources in their country.

Operations may also be impacted to varying degrees by the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption, or other factors that are inconsistent with the rule of law. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems.

Any of the above events could delay or prevent the Company from operating, developing, or exploring its properties even if economic quantities of minerals are found and could have a material adverse impact upon the Company’s operations.

Fortuna | 49

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Safety and Security

The Company’s Yaramoko Mine is located in Burkina Faso and the advanced exploration Séguéla Gold Project is located in in Côte d’Ivoire.  Following instability in recent years in several West African countries, the prevailing security environment in these countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups. While additional measures have been implemented in response to ensure the security of its various assets, personnel and contractors, and the Company continues to cooperate with regional governments, their security forces and third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel and contractors may have a material adverse effect on the Company’s business, prospects, financial condition, and results of operations. To date, neither employees nor operations have been impacted by the security situation in Burkina Faso.

While there is no reason to believe that the Company’s employees or operations will be targeted by criminal and/or terrorist activities in the countries in which we operate, risks associated with conducting business in the region, along with the increased perception that such incidents are likely to occur, may disrupt the Company’s operations, limit its ability to hire and keep qualified personnel, and impair its access to sources of capital or insurance on terms and at rates that are commercially viable. Furthermore, although the Company has developed procedures regarding the mitigation of such risks, due to the unpredictable nature of criminal and/or terrorist activities, there is no assurance that its efforts will be able to effectively mitigate such risks and safeguard the Company’s personnel and assets.

Political Risk in Burkina Faso

Following instability in recent years in several West African countries, the prevailing security environment in these countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups, as well as a result of the January 2022 military coupe in Burkina Faso. While the Company has implemented additional measures in response to ensure the security of its various assets, personnel and contractors, and continues to cooperate with regional governments, their security forces and applicable third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel and contractors may have a material adverse effect on Company’s business, prospects, financial condition and results of operations. To date, neither our employees nor our operations have been impacted by the security situation in Burkina Faso.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  All of our trade receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions. These investments mature at various dates within one year.

The Company’s maximum exposure to credit risk as at December 31, 2021 and 2020 is as follows

As at	December 31, 2021	December 31, 2020
Cash and cash equivalents	107.1	131.9
Derivative assets	1.6	-
Trade and other receivables	76.5	76.6
Income tax receivable	1.7	-
Other non-current receivables	5.9	6.4
	192.8	214.9

Figures may not add due to rounding

Fortuna | 50

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate is sold to large well-known concentrate buyers.

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead, and zinc.  The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

The following table illustrates the sensitivity to a +/-10% change in metal prices on the Company’s outstanding trade receivables as at December 31, 2021:

Metal	Change	Effect on Sales
Silver	+/- 10%	1.2
Gold	+/- 10%	0.6
Lead	+/- 10%	0.3
Zinc	+/- 10%	0.3

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

During December 2020, the Company entered into the following contracts:

●	zero-cost collars for 12,300 tonnes of zinc with a floor price of $2,600 per tonne and a cap of $2,900 per tonne, maturing monthly from January 1, 2021 to December 31, 2021;
●	zero-cost collars for 720,000 gallons of heating oil with a floor price of $1.40 per gallon and a cap of $1.6150 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;
●	zero-cost collars for 1,680,000 gallons of jet fuel with a floor price of $1.30 per gallon and a cap of $1.4775 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;
●	forward swaps for 720,000 gallons of heating oil with a price of $1.52 per gallon, maturing monthly from January 1, 2022 to December 31, 2022; and
●	forward swaps for 1,680,000 gallons of jet fuel with a price of $1.438 per gallon, maturing monthly from January 1, 2022 to December 31, 2022.

On February 11, 2021, the Company entered into a zero-cost collars for 6,237 tonnes of lead with a floor price of $2,000 per tonne and a cap of $2,125 per tonne, maturing monthly beginning on February 1, 2021 to December 31, 2022.

During October 2021, the Company entered into the following contracts:

●	zero-cost collar for 1,200 tonnes of zinc with a floor price of $3,200 per tonne and a cap of $3,500 per tonne, maturing from January 1, 2022 to March 31, 2022;
●	zero-cost collar for 1,200 tonnes of zinc with a floor price of $3,200 per tonne and a cap of $3,400 per tonne, maturing from April 1, 2022 to June 30, 2022;
●	zero-cost collar for 1,200 tonnes of zinc with a floor price of $3,200 per tonne and a cap of $3,290 per tonne, maturing from July 1, 2022 to September 30, 2022;
●	zero-cost collar for 1,200 tonnes of zinc with a floor price of $3,100 per tonne and a cap of $3,225 per tonne, maturing from October 1, 2022 to December 31, 2022;
●	forward-swap for 1,200 tonnes of zinc with a price of $3,300 per tonne, maturing quarterly from January 1, 2022 to March 31, 2022;

Fortuna | 51

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

●	forward-swap for 1,200 tonnes of zinc with a price of $3,256 per tonne, maturing quarterly from April 1, 2022 to June 30, 2022;
●	forward-swap for 1,200 tonnes of zinc with a price of $3,256 per tonne, maturing quarterly from July 1, 2022 to September 30, 2022; and
●	forward-swap for 1,200 tonnes of zinc with a price of $3,175 per tonne, maturing quarterly from October 1, 2022 to December 31, 2022.

The zinc, lead, and fuel contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

Currency Risk

The Company is exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentine pesos, Mexican pesos, Euro, Australian dollar, and West African CFA francs. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows.

During October 2021, the Company entered into a forward contract for $18.5 million Euros with a fixed rate of 1.173 maturing monthly from January 31, 2022 to April 28, 2023, related to the construction of Séguéla.

The following table summarizes the sensitivity to a +/-10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at December 31, 2021:

Currency of foreign denominated items	Change	Effect
Mexican pesos	+/- 10%	1.5
Peruvian soles	+/- 10%	0.2
Argentine pesos	+/- 10%	0.2
Canadian dollars	+/- 10%	0.1
West African CFA franc	+/- 10%	2.6
Australian Dollar	+/- 10%	0.1
Euro	+/- 10%	0.1

Due to the volatility of the exchange rate for Argentine peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed below in the capital management section, the Company is required to convert the equivalent value into Argentine peso from the export sale of all gold doré from the Lindero Mine. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

The following tables summarizes the Company’s exposure to currency risk through the following assets and liabilities denominated in foreign currencies:

As at December 31, 2021 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Franc	Australian Dollars	Euro
Cash and cash equivalents	1.7	5.5	18.1	4.3	11,494.9	-	-
Marketable securities	0.5	-	-	-	-	-	-
Restricted cash	-	-	-	-	1,167.0	-	-
Trade and VAT receivables	0.7	2.1	174.2	1,526.5	13,433.4	-	-
Income tax receivable	-	20.7	-	-	-	-	-
VAT - long term receivable	-	-	70.5	-	-	-	-
Trade and other payables	(3.8)	(17.5)	(400.7)	(1,174.0)	(10,094.2)	(0.9)	(1.4)
Provisions, current	-	(4.4)	(13.5)	(95.4)	-	-	-
Income tax payable	-	-	(87.9)	-	-	-	-
Other liabilities	-	-	(6.2)	-	-	-	-
Provisions, non current	-	-	(87.3)	-	-	-	-
Total foreign currency exposure	(0.9)	6.4	(332.8)	261.4	16,001.1	(0.9)	(1.4)
US$ equivalent of foreign currency exposure	(0.8)	1.7	(16.8)	2.7	28.5	(0.8)	(1.2)
Figures may not add due to rounding

As at December 31, 2020 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Franc	Australian Dollars	Euro
Cash and cash equivalents	1.4	9.7	3.1	2.3	-	-	-
Marketable securities	1.3	-	-	-	-	-	-
Trade and VAT receivables	0.1	3.6	108.6	3,281.8	-	-	-
Income tax receivable	-	6.9	-	-	-	-	-
VAT - long term receivable	-	-	67.5	-	-	-	-
Trade and other payables	(17.8)	(28.0)	(311.7)	(764.3)	-	-	-
Provisions, current	(0.1)	0.1	(4.9)	(77.5)	-	-	-
Income tax payable	-	(0.3)	(297.1)	-	-	-	-
Other liabilities	(0.2)	-	(5.2)	-	-	-	-
Provisions, non current	-	(0.8)	(67.1)	-	-	-	-
Total foreign currency exposure	(15.3)	(8.8)	(506.8)	2,442.3	-	-	-
US$ equivalent of foreign currency exposure	(12.0)	(2.4)	(25.4)	29.1	-	-	-
Figures may not add due to rounding

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows.  A rigorous reporting, planning, and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and with expansion plans, if any.  See also Liquidity and Capital Resources.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

As at December 31, 2021, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at December 31, 2021
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	133.8	-	-	-	133.8
Debt	-	46.0	120.0	-	166.0
Income taxes payable	20.6	-	-	-	20.6
Lease obligations	12.3	11.3	2.1	16.0	41.7
Other liabilities	-	3.3	-	-	3.3
Capital commitments, Séguéla	66.5	5.2	-	-	71.7
Closure and reclamation provisions	1.9	5.6	24.0	24.7	56.2
Total	235.1	71.4	146.1	40.7	493.3
Figures may not add due to rounding

Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders.  The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. The Argentine Government has not set an expiry date for these restrictions, and they currently remain in place. These capital controls together with additional temporary controls enacted on May 29, 2020, have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency.

The Argentine Central Bank has also issued a temporary measure in effect until June 30, 2022, which requires the consent of the Central Bank to the repayment of certain types of intercompany loans.  There can be no assurance that the temporary measure will not be extended.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning, and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

The Company’s capital structure consists of equity comprising of share capital, reserves, and retained earnings as well as debt consisting of credit facilities and convertible debentures, lease obligations less cash and cash equivalents.

As at	December 31, 2021	December 31, 2020
Equity	1,375.1	725.8
Debt	157.5	158.6
Lease obligations	29.4	19.5
Less: cash and cash equivalents	(107.1)	(131.9)
	1,454.9	772.0
Figures may not add due to rounding

As discussed above, the Company operates in Argentina where the new Argentine government has ratified and extended legislation to allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina.  Other than the restrictions related to these capital controls and complying with the debt covenants under the credit facilities, the Company is not subject to any externally imposed capital requirements. As at December 31, 2021, the Company was in compliance with its debt covenants.  See also Liquidity and Capital Resources.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash and cash equivalents balances, interest paid on its LIBOR-based debt, and the mark-to-market value of derivative instruments which depend on interest rates.

Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction, and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical, and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business.  The Company may be subject to claims by local communities, indigenous groups, or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost.  These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company.  The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Many of the amounts included in the consolidated financial statements require management to make estimates, assumptions, and judgements. These estimates, assumptions, and judgements are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Mineral Reserves and Resources and the Life of Mine Plan

The Company estimates its mineral reserves and mineral resources in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects published by the Canadian Securities Administrators. Estimates of the quantities of the mineral reserves and mineral resources form the basis for the Company’s life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within the Company’s life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs, or metallurgical recovery rates may result in the Company’s life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2021, the Company used the following long-term prices for our reserve and resource estimations: gold $1,600/oz for all mines except Séguéla which used $1,500/oz, silver $21/oz, lead $2,000/t and zinc $2,500/t.

In addition to the estimates above, estimation is involved in determining the percentage of mineral resources ultimately expected to be converted to mineral reserves and hence included in the Company’s life of mine plans. The Company’s life of mine plans include a portion of inferred mineral resources as the Company believes this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgment and actual outcomes may vary from these judgments and estimates and such changes could have a material impact on the financial results. Some of the key judgments of the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is an impairment.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the proportion of stripping activity which relates to extracting ore in the current period versus the proportion which relates to obtaining access to ore reserves which will be mined in the future.

Inventory

Finished goods, work-in-process, heap leach ore, and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

Revenue from the sale of concentrate to customer is recognized when the customer obtains control of the concentrate.  A provisional invoice is issued to the customer based on the monthly average metal prices on the expected date of final settlement at which time the final sale prices will be fixed. Variations between the prices at initial recognition and final settlement may occur due to changes in the market metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in the fair value classified as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sale quantities are adjusted.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable, and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Fair Value Estimates in the Acquisition of Roxgold

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

CRITICAL ACCOUNTING JUDGEMENTS IN APPLYING THE ENTITY’S ACCOUNTING POLICIES

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgment in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

As of December 31, 2021, the company determined there were indicators of impairment at the Lindero Mine due to a decrease in operating performance relative to management’s expectations. In determining the recoverable amounts of the Company’s mining interests, the Company makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal selling prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, future capital expenditures, discount rates and exchange rates. The Company performed a test of impairment using a discount rate of 6.25% and long-term gold and copper prices of $1,650/oz and $9,356/tonne. As a result, management estimated the recoverable amount of the Lindero Mine as at December 31, 2021, determined on a fair value less cost of disposal basis, and concluded no impairment charge was required. However, adverse changes in any of these assumptions in future periods may result in an impairment.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The determination of functional currency may require certain judgments to determine the primary

Fortuna | 58

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

Leases

Significant judgments made by management in the accounting for leases primarily included whether the lease conveys the right to use  a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant judgments over these factors would affect the present value of the lease liabilities, as well as the associated amount of the right-of-use (“ROU”) asset.

Value-added tax (“VAT”) receivable

Timing of collection of VAT receivables is uncertain as VAT refund procedures require a significant amount of information and follow-up. The Company assesses the recoverability of the amounts receivable at each reporting date and the expected timing of the recovery, which are impacted by several factors, including the status of discussions with the tax authorities, and current interpretation of relevant VAT legislation and regulation. Changes in these judgements can materially affect the amount recognized as VAT receivable and could result in an increase in other expenses recognized in profit or loss and the presentation of current and non-current VAT receivable.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board.  However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”).  Management conducted an evaluation of the effectiveness of ICFR and concluded that it was effective as at December 31, 2021.

Except for the controls over purchase price adjustments related to the acquisition, the company has limited the scope of its ICFR and disclosure controls and procedures to exclude the controls and policies and procedures of Roxgold as allowed by the United States Securities and Exchange Commission and Canadian Securities Administrators. The assets and revenues of Roxgold represent 50% (inclusive of the purchase price adjustments) and 17%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, the Company implemented internal controls over financial reporting in relation to the accounting for and fair value of the business combination with Roxgold.

There have been no other changes in the Company’s internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

●	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
●	production rates and forecasted production for 2022 at the Company’s properties;
●	cash cost estimates;
●	forecasted cash costs and all-in sustaining costs estimates at the Company’s mines;
●	timing for delivery of materials and equipment for the Company’s properties;
●	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
●	the Company’s planned Greenfields exploration programs including related activities and the costs and timing thereof;
●	the Company’s planned capital expenditures and brownfields exploration at each of the Company’s mines;
●	the Company’s construction of the open pit gold mine and processing plant at the Séguéla Project (as defined herein), and the estimated initial capital investment for the construction of the mine, the duration of the construction schedule and the timing for the ramp up to name plate capacity;
●	the ability to successfully integrate the acquisition of Roxgold into the operations of the Company, and risks that the anticipated benefits of the Roxgold acquisition will not be realized or fully realized;
●	undisclosed risks and liabilities relating to the acquisition of Roxgold and the loss of key employees related to same;
●	the Company’s ability to manage challenges presented by COVID-19 and the impact of COVID-19 on the Company’s business and operations, and financial condition, including the Company’s ability to operate or to continue operating at its sites;
●	the effectiveness of the preventative measures and safety protocols put in place by the Company to curb the spread of COVID-19;
●	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
●	expiry dates of bank letters of guarantee;
●	the effectiveness and impact of, and Fortuna’s commitment to, the Sustainability Framework and related disclosure, ESG policies and targets and other operational and governance policies;
●	complying with anti-corruption laws and internal controls;
●	litigation matters;

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

●	estimated mine closure costs and timing; and
●	the Company's plans and expectations for its material properties and future exploration, development and operating activities including, without limitation, capital expenditure and production estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations,  including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	operational risks relating to mining and mineral processing;
•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;
•	uncertainty relating to capital and operating costs, production schedules and economic returns;
•	uncertainty relating to new mining operations and development projects such as the Lindero Mine and the Séguéla Gold Project, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production;
•	uncertainty relating to the costs of the construction, the financing of construction and timing for the completion of the Séguéla Project;
•	risks relating to the Company’s ability to replace its Mineral Reserves;
•	risks associated with mineral exploration and project development;
•	uncertainty relating to the repatriation of funds as a result of currency controls;
•	environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims;
•	uncertainty relating to nature and climate conditions;
•	risks associated with political instability and changes to the regulations governing the Company’s business operations;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity;

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

•	risks relating to the termination of the Company’s mining concessions in certain circumstances;
•	risks related to International Labor Organization (“ILO”) Convention 169 compliance;
•	developing and maintaining good relationships with local communities and stakeholders;
•	risks associated with losing control of public perception as a result of social media and other web-based applications;
•	potential opposition to the Company’s exploration, development and operational activities;
•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;
•	substantial reliance on the Lindero Mine, the Yaramoko Mine and the San Jose Mine for revenues;
•	property title matters;
•	risks relating to the integration of businesses and assets acquired by the Company;
•	impairments;
•	risks associated with climate change legislation;
•	reliance on key personnel;
•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;
•	risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions;
•	adequacy of insurance coverage;
•	operational safety and security risks;
•	risks related to the Company’s compliance with the United States Sarbanes-Oxley Act;
•	risks related to the foreign corrupt practices regulations and anti-bribery laws;
•	legal proceedings and potential legal proceedings;
•	uncertainties relating to general economic conditions;
•	risks relating to a global pandemic, which until contained could continue to cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price;
•	the duration of the COVID-19 pandemic and the impact of COVID-19 on the Company’s business, operations and financial condition, including the Company’s ability operate or continue to operate at its sites in light of government restrictions, and possible future suspensions of operations at the mine sites related to COVID-19;
•	the Company’s ability to manage the various challenges (both anticipated and not) presented by COVID-19 to its business, operations and financial condition;
•	competition;
•	fluctuations in metal prices;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	fluctuations in currency exchange rates;
•	failure to meet covenants under its Credit Facilities, or an event of default which may reduce the Company’s liquidity and adversely affect its business;
•	tax audits and reassessments;
•	risks relating to hedging;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	sufficiency of monies allotted by the Company for land reclamation;
•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration;
•	risks associated with climate change legislation;
•	our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy;

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

•	our plan to release climate-related goals in 2022 and the anticipated nature and effect of climate related risks;
•	risks related to the volatility of the trading price of the Company’s common shares and the Company’s Debentures (as defined herein);
•	dilution from further equity or convertible debenture financings; and
•	risks related to future insufficient liquidity resulting from a decline in the price of the Common Shares or Debentures;
•	uncertainty relating to the Company’s ability to pay dividends in the future;
•	risks relating to the market for the Company’s securities;
•	risks relating to the Debentures of the Company; and
•	uncertainty relating to the enforcement of U.S. judgments against the Company.

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

●	all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties;
●	the ability to successfully integrate the operations of Roxgold into the operations of the Company;
●	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;
●	the world-wide economic and social impact of COVID-19 is managed, and the duration and extent of the coronavirus pandemic is minimized or not long-term;
●	there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian conflict, COVID-19 or otherwise that would impair their ability to provide goods and services;
●	permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;
●	expected trends and specific assumptions regarding metal prices and currency exchange rates;
●	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
●	production forecasts meeting expectations;
●	management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and
●	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021 (in US Dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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